AMENDED AND RESTATED

ASSET PURCHASE AGREEMENT

DATED JULY 12, 2007

BY AND BETWEEN

ASTRIS ENERGI INC.

AND

MKU CANADA INC.

TABLE OF CONTENTS

SectionPage

ARTICLE 1.   PURCHASE OF ACQUIRED ASSETS

1

1.1.   Acquired Assets.

2

1.2   Excluded Assets.

4

ARTICLE 2.   ASSUMPTION OF CERTAIN OBLIGATIONS

5

2.1.   Assumed Liabilities.

5

ARTICLE 3.   PURCHASE PRICE

6

3.1.   Purchase Price to be Paid at Closing.

6

3.2.   Allocation.

7

3.3.   Escrow Agreement.

7

ARTICLE 4.   CLOSING

7

4.1.   Time and Place.

7

4.2.   Transactions at Closing.

7

ARTICLE 5.   REPRESENTATIONS AND WARRANTIES OF THE SELLER

9

5.1.   Organization.

9

5.2.   Authority.

9

5.3.   No Conflicts; No Consents.

10

5.4.   Capitalization.

11

5.5.   Ontario and s.r.o.; Purpose of Ontario; Equity Interests.

12

5.6.   Financial Statements; SEC Documents; 10(b)-5.

13

5.7.   Absence of Certain Changes.

14

5.8.   Properties and Assets.

15

5.9.   Accounts Receivable.

16

5.10.   Inventory.

16

5.11.   Real Property; Facilities.

16

5.12.   Equipment.

17

5.13.   Contracts.

17

5.14.   Intellectual Property.

19

5.15.   Absence of Undisclosed Liabilities.

23

5.16.   Absence of Third Party Rights.

23

5.17.   Compliance with Other Agreements, Laws, Etc.

23

5.18.   Health, Safety and  Matters.

23

5.19.   Employees.

24

5.20.   Litigation.

27

5.21.   Taxes.

27

5.22.   Potential Conflicts of Interest.

28

5.23.   Insurance.

29

5.24.   Bank Accounts, Signing Authority, Powers of Attorney.

29

5.25.   Suppliers and Customers.

29

5.26.   Employment of Officers, Employees.

30

5.27.   Minute Books.

30

5.28.   Brokers.

30

5.29.   Preparation of Proxy Statement

30

5.30.   Fairness Opinion.

31

5.31.   Securities Matters.

31

5.32.

Liabilities of Ontario

31

5.33.

Disclosure

32

ARTICLE 6.   REPRESENTATIONS AND WARRANTIES OF THE BUYER

32

6.1.   Organization.

32

6.2.   Authority.

32

6.3.   No Conflicts.

33

6.4.   Governmental Consents and Filings.

33

6.5.   Brokers.

33

ARTICLE 7.   CONDUCT OF BUSINESS PENDING CLOSING

33

7.1.   Full Access.

34

7.2.   Carry on in Regular Course.

34

7.3.   No Pay Increases, Etc.

34

7.4.   Contracts and Commitments; Indebtedness.

34

7.5.   No Sale of Assets; No Change of Corporate Structure.

35

7.6.   Insurance.

35

7.7.   Preservation of Organization.

36

7.8.   No Default.

36

7.9.   Compliance with Laws.

36

7.10.   Advice of Change.

36

7.11.  Securities.

36

7.12.   Intracompany Accounts

37

7.13.   Tax.

37

7.14.   No Solicitation.

37

ARTICLE 8.   ADDITIONAL COVENANTS

38

8.1.   Hiring Employees.

38

8.2.   Reserved.

39

8.3.   Access to Books and Records.

39

8.4.   Future Use of Name.

39

8.5.   Satisfaction of Conditions.

39

8.6.   Collection of Receivables.

40

8.7.   Shareholders Meeting; Proxy Statement.

40

8.8.   Non-Competition Agreement.

41

ARTICLE 9.   BUYER'S CLOSING CONDITIONS

42

9.1.   Accuracy of Representations and Warranties.

42

9.2.   Seller's Performance.

43

9.3.   Delivery of Resolutions, Certificates, etc.

43

9.4. Consents to Assignment and Estoppel Certificate.

43

9.5.   Litigation.

43

9.6.  Delivery of Formulas and Manufacturing Processes.

43

9.7.  I.M.I. Letter Agreement; Wright Debentures and Warrants.

44

9.8.   Governmental and Other Approvals.

44

9.9.   Fairness Opinion.

44

9.10.   Opinion of the Seller's Counsel.

44

9.11.   Transfer of Ontario Shares.

44

9.12.   Waivers.

45

9.13.   No Material Adverse Effect.

45

9.14.   Employee, Etc. Matters.

45

9.15.   Tax Matters.

45

9.16.   Approval of Documentation.

45

9.17.   Side Letter.

46

9.18. Liens Released.

46

9.19. Bulk Sales Act.

46

9.20. Dissent Rights.

46

ARTICLE 10.   SELLER'S CLOSING CONDITIONS

47

10.1.   Accuracy of Representations and Warranties.

47

10.2.   Buyer's Performance.

47

ARTICLE 11.   INDEMNIFICATION

47

11.1.   Indemnity by the Seller.

47

11.2.   Indemnity by the Buyer

49

11.3.   Time Limitations.

49

11.4.   Materiality Standards; Dollar Thresholds.

50

11.5.   Claims.

50

11.6.   Method and Manner of Paying Claims.

51

11.7.   Straddle Claims.

52

11.8.   Insurance Proceeds.

52

11.9   Allocation of Environmental Liabilities.

53

ARTICLE 12.   TERMINATION

53

12.1.   Termination of Agreement.

53

12.2.   Effect of Termination.

54

ARTICLE 13.   MISCELLANEOUS

55

13.1.   Transaction Expenses.

55

13.2.   Confidentiality.

56

13.3.   Amendment and Restatement; Other Agreements Superseded;

Waiver and Modification, Etc.

56

13.4.   Further Assurances.

56

13.5.   Representations and Warranties, Indemnities.

57

13.6.   Recovery of Litigation Costs.

57

13.7.   Notices.

57

13.8.   Law Governing.

58

13.9.   Successors; Assignability.

59

13.10.   Time of Essence.

59

13.11.   Counterparts.

59

13.12.   Parties in Interest.

59

13.13.   References.

59

13.14.   Headings; Date.

59

13.15.   Construction.

60

13.16.   Consent to Jurisdiction; Service of Process.

60

13.17. Public Statements or Releases.

60

13.18.   Waiver of Jury Trial.

60

ARTICLE 14.   GLOSSARY

60

14.1.   Defined Terms

61

Exhibits

A-1

Accounts Receivable

A-2

Equipment

A-3

Real Property Tenant Leases

A-4

Equipment Leases

A-5

IP Agreements

B

Listed Assets

C

Form of Bill of Sale

D

Forms of Intellectual Property Assignments

E

Form of Waivers

F

Form of Assumption Agreement

G

Form of Legal Opinion

AMENDED AND RESTATED

ASSET PURCHASE AGREEMENT

This AMENDED AND RESTATED ASSET PURCHASE AGREEMENT dated July 12, 2007, is entered into by and between MKU Canada Inc., a corporation incorporated under the laws of the Province of Ontario, Canada (the "Buyer"), and Astris Energi Inc., a corporation incorporated under the laws of the Province of Ontario, Canada (the "Seller").

RECITALS:

WHEREAS, the Seller and Astris s.r.o., a corporation incorporated under the laws of the Czech Republic (“s.r.o.”) and a wholly-owned subsidiary of 2062540 Ontario Inc., a corporation incorporated under the laws of the Province of Ontario, Canada (“Ontario”), are in the business of developing and selling fuel cells (the “Business”);

WHEREAS,  Ontario is a wholly-owned subsidiary of the Seller;

WHEREAS, the Seller desires to sell substantially all of its Assets, including those related to the Business (subject to the exclusions stated herein) on the terms set forth herein;

WHEREAS, the Buyer desires to purchase substantially all of the Seller's Assets, including those related to the Business (subject to such exclusions) on the terms set forth herein; and

WHEREAS, the Buyer, the Seller and Ontario entered into an asset purchase agreement dated June 5, 2007 (the “Original Agreement”) relating to the purchase and sale of the assets of the Seller and Ontario;

WHEREAS, the Buyer, the Seller and Ontario subsequently agreed to restructure the transaction contemplated by the Original Agreement so that the Seller could realize more value from the Purchase Price, whereby the Buyer and the Seller agreed that the Buyer would purchase the assets of the Seller, including all of the equity shares of Ontario, from the Seller;

WHEREAS, the Buyer and the Seller wish to amend and restate the Original Agreement accordingly;

WHEREAS, Article 14 contains definitions of certain terms used herein;

NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained herein, the parties hereto agree as follows:

Article 1.   Purchase of Acquired Assets

1.1.   Acquired Assets.

Subject to the terms and conditions set forth herein, the Seller shall sell, transfer, assign and deliver to the Buyer, and the Buyer shall purchase or accept from the Seller, free and clear of all Liens (except Permitted Liens), all of the Seller's property and assets, real, personal or mixed, tangible and intangible, of every kind and description, wherever located (subject to the exclusions stated herein) (the “Acquisition”), including the following:

(a)

Cash.  All of the Seller's cash and cash equivalents on hand and in depositories and accounts on the Closing Date provided to the Seller by Buyer and/or its Affiliates pursuant to the Note, or otherwise.

(b)

Accounts Receivable.  The Seller's trade accounts receivable (billed and unbilled) and miscellaneous receivables generated prior to June 5, 2007, including those listed on Exhibit A-1, but only to the extent such receivables are not collected on or before the Closing Date, and all of the Seller's trade accounts receivable (billed and unbilled) and miscellaneous receivables generated on or after June 5, 2007 and prior to the Closing Date (the “Accounts Receivable”).

(c)

Equipment.  All machinery, installations, equipment, furniture, tools, spare parts, supplies, materials and tangible other personal property of the Seller other than Inventory, including those items described on Exhibit A-2 hereto, with such additions thereto and deletions therefrom as may hereafter arise in the ordinary course of business prior to the Closing consistent with the Seller's obligations under Article 7 (the “Equipment”).

(d)

Inventories.  All raw materials, work in process, finished goods, supplies, parts and other inventory of any kind of the Seller, whether located on the Seller's premises, suppliers' premises, in transit or elsewhere, and all rights of the Seller with respect thereto (the “Inventory”).

(e)

Real Property Tenant Leases.  The Seller's interest as tenant in the leases of the real property described on Exhibit A-3, together with (i) all rights, privileges, prepaid rent, deposits and credits under such leases, whenever accruing (such leases and related properties being herein collectively called the “Real Property Tenant Leases”); (ii) all Improvements situated thereon owned by the Seller; and (iii) all existing easements, licenses and other rights with respect to other real property, to the extent such easements, licenses and other rights are used or held by the Seller in connection with such leased real property.  The premises covered by the Owned Real Property and the Real Property Tenant Leases are herein collectively called the “Listed Premises.”

 (f)

Equipment Leases.  The Seller's interest as lessee in the leases of personal property listed in Exhibit A-4, together with all rights, privileges, prepaid rent, deposits and credits of the lessee under such leases, whenever accruing (herein collectively called the “Equipment Leases”).

(g)

Promotional Rights.  All marketing or promotional designs, sales literature, brochures, advertisements, concepts, literature, rights against other Persons in respect of the any of the foregoing and any other promotional Assets used or useful or developed or acquired for use in connection with the Business (collectively, the “Promotional Rights”).

(h)

Proprietary Rights.  All proprietary rights of the Seller, Ontario and s.r.o. related to the Business, including any and all formulas, know-how, patents, patent rights, pending patent applications, trademarks, service marks, trademark and service mark registrations and registration applications, trade names, trade name registrations, logos, trade dress, domain names, copyrights, copyright registration applications, copyright registrations, technology, know-how, trade secrets, inventions, models, processes, formulas, techniques, designs, licenses, pricing policies, information as to the identities or requirements of customers or potential customers, market information, market analyses, marketing plans, operating or management policies, procedures and forms, computer software and/or computer operating procedures and all other proprietary rights of the Seller, Ontario and s.r.o., including without limitation those rights listed in Section 5.14(a) of the Seller Disclosure Schedule, (collectively, the “Proprietary Rights”) and all documentation related thereto in whatever form.

(i)

Contracts.  The contracts and agreements (i) listed on Schedule 5.13 and (ii) entered into by the Seller following June 5, 2007 and prior to Closing, which the Buyer has approved in writing (the “Miscellaneous Contracts”).

(j)

IP Agreements.  The contracts and licenses listed on Exhibit A-5 (the “IP Agreements”).

(k)

Contract Rights and Claims.  All rights, remedies and claims (whenever arising) of the Seller under Contracts with customers, suppliers, insurers or any other Person (whether or not set forth elsewhere in this Section 1.1 and whether or not similar to the things set forth elsewhere in this Section 1.1), and all notes, evidences of indebtedness, purchase orders and deposits and rights and claims to refunds and adjustments of any kind, held by the Seller.

(l)

General Rights and Claims.  In addition to the rights and claims described in Section 1.1(k) above, all other rights, claims and causes of action, whether known or unknown, of the Seller against third parties of any nature.

(m)

Books and Records.  Copies of all records (whether in written or other form) of any kind presently in or hereafter coming into the care, custody or control of the Seller (including any such records held by others on behalf of the Seller) including records relating to the past, present or future operation of the Business, purchase and sales records, all blueprints and specifications, personnel and labor relations records, records relating to Environmental Requirements and Hazardous Materials, accounting and financial records, maintenance records, operating and management manuals, computer systems and software documentation, disks, tapes and other computer storage media and the information stored thereon, blank forms, plans and surveys of the Listed Premises, plans and designs of buildings, structures, fixtures and equipment and records (whether in written or other form) relating to the Promotional Rights or Proprietary Rights included in the Acquired Assets.

(n)

Permits, Etc.  All permits, licenses, franchises, concessions, consents, authorizations, approvals, registrations, filings and other similar acts of or made with any Governmental Entity held by the Seller (collectively, “Permits”) that may lawfully be assigned or transferred, subject, however, to any action by such Governmental Entity that may be required in connection with such assignment or transfer.

(o)

Prepaid Items, Credits, Etc.  All prepaid insurance, prepaid taxes, credits, deposits and other prepaid items or favorable balances of any kind in favor of the Seller, to the extent any of such items may lawfully be assigned or transferred.

(p)

Goodwill.  All goodwill of or associated with the Business, Ontario or s.r.o., including the exclusive right to use the name “Astris” after Closing.

(q)

Shares. Any and all equity interests held by the Seller in Ontario (the “Subsidiary Shares”).

(r)

All Property Not Elsewhere Described.  All other Assets of the Seller of every kind, character and description as of the Closing, wherever located, whether or not set forth elsewhere in this Section 1.1 and whether or not similar to the things set forth elsewhere in this Section 1.1.

Subject to the exclusion of the Excluded Assets (as defined below), the Assets set forth in Sections 1.1(a) through (r) are herein called the “Acquired Assets.”  Notwithstanding the foregoing, the transfer of the Acquired Assets pursuant to this Agreement will not include the assumption of any liabilities or obligations in respect thereof unless the Buyer expressly assumes such liability or obligation pursuant to Section 2.1.

1.2   Excluded Assets.

Notwithstanding anything in Section 1.1, the Acquired Assets shall not include any of the following (the “Excluded Assets”):

(a)

Listed Assets.  The Assets described in Exhibit B.

 (b)

Rights Hereunder.  All rights and claims of the Seller under this Agreement and the Transaction Documents.

(c)

Nontransferable Permits.  Any Permit the transfer or purported transfer of which would violate applicable Law.

Article 2.   Assumption of Certain Obligations

2.1.   Assumed Liabilities.

Anything in this Agreement to the contrary notwithstanding, at the Closing the Buyer shall not assume any liability or obligation of any nature of the Seller (or Ontario or s.r.o.) whatsoever, except for those liabilities that are set forth on Schedule 2.1 (collectively, the “Assumed Liabilities”). For the avoidance of doubt, except as set forth on Schedule 2.1 the Buyer shall have no liability with respect to the following claims, liabilities or obligations:

(a)

Any liability or obligation of the Seller, Ontario or s.r.o.;

(b)

Any Tax liability of any other Person for which the Seller, Ontario or s.r.o. are or may be liable, by operation of Law, as a transferee or successor, by Contract, or otherwise;

(c)

Any claims, liabilities or obligations of the Seller under this Agreement or any Contract to be entered into pursuant hereto;

(d)

Any claims, liabilities or obligations of the Seller, Ontario or s.r.o. under any Contract other than as expressly set forth in Schedule 2.1, notwithstanding that such Contract may be disclosed in the Seller Disclosure Schedule or otherwise known to the Buyer or that the Seller's, Ontario's or s.r.o.'s claims and rights under such Contract may be included in the Acquired Assets;

(e)

Any claims, liabilities or obligations of the Seller, Ontario or s.r.o. with respect to the employment of any employee or group of employees, or the terms thereof, whether union or nonunion, whether the claim, liability or obligation calls for performance or observance before, at or after the Closing and whether the claim, liability or obligation arises from a collective bargaining agreement or other form of Contract (whether oral or written and whether express or implied in fact or in law) or any past practice or custom or otherwise, it being understood and agreed that the Buyer will itself be specifying the terms on which it offers employment to any individual to whom it, in its sole discretion, chooses to offer employment and will not be bound by any term of employment in effect at or at any time prior to the Closing;

(f)

Any claim, liability or obligation arising from or related to any of the Excluded Assets; and

(g)

Any fee or expense to be borne by the Seller pursuant to Section 13.1.

Any liability or obligation of the Seller, Ontario or s.r.o., other than the Assumed Liabilities, shall be referred to herein as the “Excluded Liabilities”.

Article 3.   Purchase Price

3.1.   Purchase Price to be Paid at Closing.

At the Closing, the Buyer shall:

(a)

pay to the Seller the sum of Three Million Sixty-Four Thousand Three Hundred Seventy-Three Dollars (US$3,064,373) in cash (the “Cash Purchase Price”);

(b)

deliver an executed consent by Green Shelters Innovations, Ltd. (“GSI”) pursuant to which GSI agrees to grant to the Seller the right and option to purchase (the “Option”) all or any portion of the 4,248,750 Common Shares, issued to GSI on March 16, 2007 and any other Common Shares acquired by GSI prior to Closing.  The Seller may exercise the Option by delivering to the Buyer within thirty (30) days following the Closing Date One Dollar (US$1.00) with a notice specifying the number of Common Shares subject to the Option that the Seller  desires to purchase from GSI;

(c)

deliver evidence of the cancellation of those certain secured convertible debentures issued by the Seller (the “Debentures”) to Acme Global Inc. (“Acme”) in the principal amounts of:

(i) One Million Two Hundred Twenty-Five Thousand Dollars (US$1,225,000); and

(ii) Three Hundred Eighty Thousand Dollars (Canadian) (CA$380,000).

(d)

deliver evidence of cancellation of that certain secured convertible promissory note dated April 30, 2007 issued by the Seller in favor of GSI (the “Note”) with a maximum principal amount of Six Hundred Thousand Dollars (US$600,000), which, subject to its terms and conditions, may be converted into Common Shares when due and payable; it being understood that any and all amounts due thereunder shall be deemed satisfied in full.

The consideration listed in 3.1(a) - (d) above shall collectively be referred to as the “Purchase Price”.  The Purchase Price will be paid as provided in Section 4.2.

3.2.   Allocation.

The Seller and the Buyer agree that the Purchase Price shall be allocated among the Acquired Assets in accordance with Schedule 3.2 (to be delivered prior to the Closing) and the Buyer and Seller shall each effect their tax filings in accordance with such allocation.

3.3.   Escrow Agreement.

At the Closing, the Seller, the Buyer and a solicitor chosen jointly by the Buyer and the Seller (the “Escrow Agent”), shall enter into an escrow agreement (the “Escrow Agreement”) pursuant to which Buyer shall deposit into a trust account of the Escrow Agent One Hundred Twenty-Five Thousand Dollars (Canadian) (CA$125,000) (which amount shall be in addition to the Purchase Price) allocated as follows: (i) One Hundred Thousand Dollars (Canadian) (CA$100,000) shall be used as a legal contingency fund for a period of 12 months after the Closing for any litigation instituted against the directors of the Seller; and (ii) the balance of up to Twenty-Five Thousand Dollars (Canadian) (CA$25,000) available to be used for the Seller's legal costs for the Acquisition once the Seller has incurred Seventy-Five Thousand Dollars (Canadian) (CA$75,000) of such costs (with evidence thereof provided to the Buyer) (collectively, the “Legal Funds”).  Any amount of the Legal Funds remaining on the first anniversary of the Closing shall be released from escrow to the Buyer.

Article 4.   Closing

4.1.   Time and Place.

The closing of the transfer and delivery of all documents and instruments necessary to consummate the transactions contemplated by this Agreement (the “Closing”) shall be held five (5) Business Days after the satisfaction (or waiver by the party entitled to waiver) of all closing conditions set forth in Article 9 and Article 10, or on such other date and time as shall be mutually agreed to by the Buyer and the Seller, at the offices of Bingham McCutchen LLP, 2020 K Street, NW, Washington, DC 20006. The date on which the Closing is actually held hereunder is referred to herein as the “Closing Date”.  The Closing will be deemed to be effective for purposes of this Agreement as of the opening of business on the Closing Date.

4.2.   Transactions at Closing.

(a) At the Closing, the Seller shall deliver or cause to be delivered to the Buyer:

(i) such deeds, bills of sale, general conveyances, certificates of title and other instruments of assignment or transfer with respect to the Acquired Assets as the Buyer may reasonably request and as may be necessary to vest in the Buyer or its nominee(s) good record (where applicable) and marketable title to all of the Acquired Assets, in each case free and clear of all Liens except for Permitted Liens; these transfer instruments will include (a) one or more Bills of Sale in the form of Exhibit C, and (b) Assignment of Trademarks, Assignment of Patents and Patent Applications, and Assignment of Copyrights in the forms set forth as Exhibit D;

(ii) certificates (if any) representing the Subsidiary Shares, duly endorsed to Buyer;

(iii) the closing certificates referred to in Article 9;

(iv) employment agreements in form and substance satisfactory to the Buyer, duly executed by each Person listed on Schedule 4.2(a)(iv) (collectively, the “Employment Agreements”);

(v) the Legal Opinion;

(vi) the Fairness Opinion;

(vii) the Escrow Agreement, duly executed by the Seller;

(viii) that certain Side Letter between the Buyer and the Seller, duly executed by the Seller;

(ix) copies of each acknowledgment and agreement, in the form attached hereto as Exhibit E, duly executed by Acme Global Inc., Cornell Capital Partners, LP and Ardour Capital (the “Waivers”); and

(x)   an assignment and assumption agreement, a form of which is attached hereto as Exhibit F (the “Assumption Agreement”), duly executed by the Seller.

(b)

At the Closing the Buyer shall deliver or cause to be delivered to the Seller:

(i) the Assumption Agreement, duly executed by the Buyer;

(ii) the Cash Purchase Price, less the amount due to Jiri Nor to satisfy in full any outstanding debt owed by the Seller, Ontario or s.r.o. to him (“Nor Repayment”), by wire transfer of immediately available funds to an account that has been designated in writing for such purpose by the Seller (with the Seller making such designation at least 48 hours prior to the Closing);

(iii) the Debentures and the Note, each marked canceled;

(iv) the Escrow Agreement, duly executed by the Buyer; and

(v) the closing certificates referred to in Article 10.

(c)

At the Closing, the Buyer shall deliver or cause to be delivered the Legal Funds by wire transfer to the Escrow Agent pursuant to the terms of the Escrow Agreement.

(d)

At the Closing, the Buyer shall deliver or cause to be delivered the Nor Repayment by wire transfer to an account that has been designated by Jiri Nor in writing for such purpose.

Article 5.   Representations and Warranties of the Seller

The Seller represents and warrants to the Buyer as follows as of the date hereof and as of the Closing, subject to any exceptions noted in the applicable section of the Seller Disclosure Schedule delivered concurrently herewith (the “Seller Disclosure Schedule”):

5.1.   Organization.

Each of the Seller and Ontario is a corporation duly incorporated, validly existing and in good standing under the laws of the Province of Ontario, Canada. s.r.o. is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. The Seller, Ontario and s.r.o. are qualified as foreign organizations in each jurisdiction in which the Assets or business operations of the Seller, Ontario or s.r.o. requires such qualification (as applicable), except for those jurisdictions where the failure to so qualify individually and in the aggregate would not reasonably be expected to have a Seller Material Adverse Effect.

5.2.   Authority.

(a)

The Seller has all requisite corporate power and authority to execute and deliver this Agreement and the other documents, agreements, certificates (including without limitation, such certificates representing the Subsidiary Shares) and instruments to be executed and delivered in connection with this Agreement (the “Transaction Documents”) to which it is a party and to consummate the Acquisition, subject to receipt of the Shareholder Approval (as defined in Section 5.2(b)).  The execution and delivery by the Seller of this Agreement and the Transaction Documents and the consummation by the Seller of the Acquisition have been duly authorized by all necessary corporate action on the part of the Seller, subject to receipt of the Shareholder Approval (as defined in Section 5.2(b)).  The Seller has duly executed and delivered this Agreement and the Transaction Documents, and this Agreement and the Transaction Documents constitute its respective legal, valid and binding obligations, enforceable against it in accordance with their terms subject, as to enforcement, to applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting creditors' rights generally and to general equitable principles.

(b)

The board of directors of the Seller (its “Board of Directors”), at a meeting duly called and held, duly and unanimously adopted resolutions, (i) approving this Agreement and the Transaction Documents to which the Seller is a party and the Acquisition contemplated by this Agreement, and (ii) recommending that the Seller's shareholders approve the Acquisition at a duly called special meeting of the shareholders (such shareholder approval of the Acquisition shall be referred to herein as, the “Shareholder Approval”).  Such resolutions are sufficient to authorize the Acquisition and accordingly, no takeover statute or similar statute or regulation applies or purports to apply to the Seller with respect to this Agreement, the Transaction Documents or the Acquisition contemplated by this Agreement.

(c)

The only votes of holders of any class or series of the Seller's capital stock necessary in connection with this Agreement or to consummate the Acquisition contemplated by this Agreement is the approval of the Acquisition by the holders of 66 2/3% of the total votes cast at a meeting of the shareholders of the Seller, called in accordance with its by-laws and at which a quorum as prescribed by its by-laws is present.

5.3.   No Conflicts; No Consents.

(a)

Except as described in Section 5.3 of the Seller Disclosure Schedule, the execution and delivery by the Seller of this Agreement and the Transaction Documents to which it is a party do not, and the consummation by the Seller of the transactions contemplated by this Agreement and such Transaction Documents will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien (other than Liens arising from acts of the Buyer or its affiliates) upon any properties or assets of the Seller, Ontario or s.r.o. under, any provision of (i) the Seller's articles of incorporation, by-laws or the comparable charter or organizational documents of Ontario or s.r.o., (ii) any Contract to which the Seller, Ontario or s.r.o. is a party or by which any of their respective properties or assets is bound, or (iii) any judgment, order or decree or Law applicable to the Seller, Ontario or s.r.o. or their respective properties or assets.

(b)

No consent, approval, license, permit, order or authorization (“Consent”) of, or registration, declaration or filing with, or permit from, any Governmental Entity is required to be obtained or made by or with respect to the Seller, Ontario or s.r.o. in connection with the execution, delivery and performance of this Agreement and any Transaction Documents to which any of them is a party or the consummation of the Acquisition, other than (A) the filing with the U.S. Securities Exchange Commission (the “SEC”) of a proxy or information statement relating to the Shareholder Approval, (B) such filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as may be required in connection with this Agreement, the Transaction Documents and the Acquisition, and (C) the filing on SEDAR with the ASC of the notice of meeting, management information circular, form of proxy and any other documents sent to the Seller's shareholders in connection with the Seller's annual and special meeting to obtain Shareholder Approval.

5.4.   Capitalization.

(a)

The Seller. The authorized capital stock of the Seller consists of an unlimited number of Common Shares and 10,000,000 preferred shares.  As of the date of this Agreement, 55,118,431 Common Shares and no preferred shares were issued and outstanding.  Other than the foregoing, there are no other shares of a class or series of capital stock of the Seller authorized or outstanding.  All of the issued and outstanding Common Shares have been duly authorized and validly issued and are fully paid and non-assessable, and are free of preemptive rights.  All of the issued and outstanding Common Shares were issued in compliance with any preemptive rights and any other statutory or contractual rights of any shareholders of the Seller and in compliance with all applicable securities Laws.  As of the date hereof 3,818,840 Common Shares are reserved for issuance upon the exercise of outstanding options granted pursuant to the Seller's option plans, no Common Shares are reserved for issuance upon the exercise of any outstanding options granted outside of any such option plans, and 16,071,730 Common Shares are reserved for issuance upon the exercise of outstanding warrants.  Section 5.4(a) of the Seller Disclosure Schedule sets forth a correct, true and complete list of each Person who, as of the close of business on the date hereof, holds an option under any option plan or otherwise or a warrant, indicating with respect to each option and warrant then outstanding, the number of Common Shares subject to such option or warrant, the grant date and exercise price of such option or warrant, and the vesting schedule and expiration of such option or warrant.  The only security issuable upon exercise of outstanding options or warrants is Common Shares.  Except as set forth in Section 5.4(a) of the Seller Disclosure Schedule, there are not as of the date hereof, and there will not be, any subscriptions, outstanding or authorized options, warrants, convertible securities, calls, rights (including preemptive rights), commitments or any other agreements of any character to which the Seller is a party, or by which it may be bound, requiring it to issue, transfer, sell, purchase, redeem or acquire any shares of its capital shares or any securities or rights convertible into, exercisable or exchangeable for, or evidencing the right to subscribe for, any shares of capital stock, or requiring it to give any Person the right to receive any benefit or rights similar to any rights enjoyed by or accruing to the holders of shares of capital stock or any rights to participate in the equity or net income of the Seller.  There are no shareholder agreements, voting trusts or other agreements or understandings to which the Seller is a party or by which it is bound or, to the knowledge of the Seller, between or among its shareholders, with respect to the transfer or voting of any capital stock of the Seller.

(b)

Ontario. The authorized capital stock of Ontario consists of an unlimited number of common shares (the “Ontario Common Shares”) and an unlimited number of preference shares.  As of the date of this Agreement, 100 Ontario Common Shares and no preference shares were issued and outstanding.  Other than the foregoing, there are no other shares of a class or series of capital stock or other equity interest of Ontario authorized or outstanding.  All of the issued and outstanding Ontario Common Shares have been duly authorized and validly issued, are fully paid and non-assessable and are free and clear, and as of the Closing will be free and clear, of all Liens and preemptive rights other than Permitted Liens.  All of the issued and outstanding Ontario Common Shares were issued in compliance with any preemptive rights and any other statutory or contractual rights of any shareholders of Ontario and in compliance with all applicable securities Laws.  Section 5.4(b) of the Seller Disclosure Schedule sets forth a correct, true and complete list of each Person who, as of the close of business on the date hereof, holds an option under any option plan or otherwise or a warrant, indicating with respect to each option and warrant then outstanding, the number of Ontario Common Shares subject to such option or warrant, the grant date and exercise price of such option or warrant, and the vesting schedule and expiration of such option or warrant.  The only security issuable upon exercise of outstanding options or warrants is Ontario Common Shares.  Except as set forth in Section 5.4(b) of the Seller Disclosure Schedule, there are not as of the date hereof, and there will not be, any subscriptions, outstanding or authorized options, warrants, convertible securities, calls, rights (including preemptive rights), commitments or any other agreements of any character to which Ontario is a party, or by which it may be bound, requiring it to issue, transfer, sell, purchase, redeem or acquire any shares of its capital shares or any securities or rights convertible into, exercisable or exchangeable for, or evidencing the right to subscribe for, any shares of capital stock, or requiring it to give any Person the right to receive any benefit or rights similar to any rights enjoyed by or accruing to the holders of shares of capital stock or any rights to participate in the equity or net income of Ontario.  There are no shareholder agreements, voting trusts or other agreements or understandings to which Ontario is a party or by which it is bound or between or among its shareholders, with respect to the transfer or voting of any capital stock of Ontario.

5.5.   Ontario and s.r.o.; Purpose of Ontario; Equity Interests.

(a)

Ontario, directly, and s.r.o., indirectly, are the only Subsidiaries of the Seller, and one-hundred percent (100%) of the issued and outstanding Ontario Common Shares are owned by the Seller.

(b)

s.r.o. is the only Subsidiary of Ontario. Ontario was formed for the sole purpose of holding the outstanding equity interests in s.r.o., has conducted no business operations other than holding the equity interests in s.r.o. and has never owned, used or held under lease any asset or property other than its equity interests in s.r.o.  One-hundred percent (100%) of the issued and outstanding equity interests in s.r.o. are owned by Ontario, have been validly issued, are fully paid and non-assessable, and as of the Closing, will be free and clear of all Liens other than Permitted Liens.  No equity interests in s.r.o. are, or have ever been, represented by certificates.

(c)

Except for the Seller's interest in Ontario and Ontario's interest in s.r.o., the Seller does not and, as of the Closing Date, will not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person.

5.6.   Financial Statements; SEC Documents; 10(b)-5.

(a)

Included in Section 5.6 of the Seller Disclosure Schedule are copies of (i) the audited consolidated balance sheets of the Seller in each of the years 2004 through 2006, inclusive (such audited consolidated balance sheet as of December 31, 2006, the “Most Recent Balance Sheet”), and the related consolidated audited statements of income and retained earnings and cash flows, respectively, of the Seller, for the fiscal years ended on such dates, accompanied by the audit reports thereon of Danziger Hochman Partners LLP, the Seller's independent public accountants, and (ii) the unaudited consolidated balance sheet of the Seller as of March 31, 2007 (the  “Interim Balance Sheet”), and the related consolidated unaudited statements of income and retained earnings and cash flows, respectively, of the Seller, for the three (3) month period ended on such date.  Each of such financial statements is true and correct and has been prepared in accordance with GAAP applied on a basis consistent with prior periods; each of such balance sheets fairly presents the financial condition of the Seller, Ontario and s.r.o. as of their respective dates; and each of such statements of income and retained earnings and cash flows, respectively, fairly presents the results of operations and retained earnings, or cash flows, as the case may be, of the Seller, Ontario and s.r.o. for the period covered thereby; in each case, subject, with respect to the unaudited financial statements referred to in clause (ii) of this section, to the absence of footnote disclosure and to normal, recurring end-of-period adjustments, the effect of which, both individually and in the aggregate, will not be material.

(b)

Since January 1, 2000, the Seller has filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC under the Exchange Act (all of the foregoing filed prior to the date hereof or amended after the date hereof and all exhibits included therein and financial statements and schedules thereto and documents incorporated by reference therein, being hereinafter referred to as the “SEC Documents”). The Seller has delivered to the Buyer or made available through the SEC's website at http://www.sec.gov, true and complete copies of the SEC Documents. As of their respective dates, the financial statements of the Seller and/or Ontario or s.r.o. (as applicable) disclosed in the SEC Documents (the “Financial Statements”) complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto.  No other information provided by or on behalf of the Seller, Ontario or s.r.o. to the Buyer which is not included in the SEC Documents, including, without limitation, information referred to in this Agreement, contains any untrue statement of material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(c)

The SEC Documents do not include any untrue statements of material fact, nor do they omit to state any material fact required to be stated therein necessary to make the statements made, in light of the circumstances under which they were made, not misleading.

(d)

Since January 1, 2000 the Seller has filed all prescribed documents on SEDAR (the “Sedar Documents”).  All of the Sedar Documents were materially accurate and did not contain any untrue statement of material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

5.7.   Absence of Certain Changes.

Since the date of the Most Recent Balance Sheet and subject to changes resulting from the transactions contemplated in this Agreement, there has not been:

(i)

any material change in the assets, liabilities, business, or prospects of the Seller, Ontario or s.r.o. or in its or their relationships with suppliers, customers, or other Persons with which it or they do business;

(ii)

any change in the sales or income of the Seller, Ontario or s.r.o. other than in the ordinary course of business;

(iii)    any acquisition or disposition by the Seller, Ontario or s.r.o. of any material asset or property, unless agreed to by the Seller and Buyer;

(iv)

any damage, destruction or loss, whether or not covered by insurance;

(v)

any declaration, setting aside or payment of any dividend or any other distributions in respect of any shares of capital stock or other equity interest of the Seller, Ontario or s.r.o.;

(vi)

any issuance of any shares of the capital stock or other equity interest of the Seller, Ontario or s.r.o. or any direct or indirect redemption, purchase, or other acquisition by the Seller, Ontario or s.r.o.  of any such capital stock or other equity interest, save and except for the issuance of the Note;

(vii)

any loss of the services of any officer or key employee or consultant, or any increase or enhancement in the compensation, pension, or other benefits payable or to become payable by the Seller, Ontario or s.r.o. to any of their respective officers or key employees or consultants, or any bonus payments or arrangements made to or with any of them;

(viii)

any forgiveness or cancellation of any debt or claim by the Seller, Ontario or s.r.o. or any waiver of any right of material value;

(ix)

any entry by the Seller, Ontario or s.r.o. into  any transaction with any Affiliates;

(x)

any incurrence by the Seller, Ontario or s.r.o. of any obligations or liabilities, whether absolute, accrued, contingent or otherwise (including without limitation liabilities as guarantor or otherwise with respect to obligations of others), other than obligations and liabilities incurred in the ordinary course of business with Persons other than Affiliates of the Seller, Ontario or s.r.o.;

(xi)

any incurrence or imposition of any Lien on any of the Assets of the Seller, Ontario or s.r.o.; or

(xii)

any discharge or satisfaction by the Seller, Ontario or s.r.o. of any Lien or payment by the Seller, Ontario or s.r.o. of any obligation or liability (fixed or contingent) other than (A) current liabilities included in the Most Recent Balance Sheet, (B) current, immaterial liabilities to Persons other than Affiliates of the Seller, Ontario or s.r.o. incurred since the date of the Most Recent Balance Sheet in the ordinary course of business, and (C) current liabilities incurred in connection with the transactions contemplated hereby and listed in Section 5.7 of the Seller Disclosure Schedule.

5.8.   Properties and Assets.

(a)

The Assets of the Seller, Ontario and s.r.o. are, and as of the Closing Date, the Acquired Assets will be, adequate and sufficient to conduct the Business as currently conducted.  The Seller, Ontario and s.r.o. have good and marketable title to all of their respective Assets, including without limitation all those reflected in the Most Recent Balance Sheet and the Acquired Assets (except for Assets sold, consumed, or otherwise disposed of in the ordinary course of business since the date of the Most Recent Balance Sheet), all free and clear of Liens other than Permitted Liens.  At the Closing, the Seller will transfer to the Buyer good and marketable title to all of the Acquired Assets, in each case free and clear of any Liens other than Permitted Liens.

(b)

True and complete copies of (A) all deeds, evidences of ownership and surveys of or pertaining to the Owned Real Property and (B) all instruments, agreements and other documents evidencing, creating or constituting any Liens on any of the Listed Premises have been delivered to Buyer.  The Seller warrants to the Buyer that, at the time of Closing, the Owned Real Property shall be free and clear of all Liens other than those identified in Section 5.8(b) of the Seller Disclosure Schedule. s.r.o. is the sole owner of the Owned Real Property.

5.9.   Accounts Receivable.

All Accounts Receivable that are reflected on the Most Recent Balance Sheet or on the accounting records of the Seller, Ontario or s.r.o. as of the Closing Date represent or will represent valid obligations arising from sales actually made or services actually performed by the Seller, Ontario or s.r.o. in the ordinary course of business.  Except to the extent paid prior to the Closing Date, such Accounts Receivable are or will be as of the Closing Date current and collectible net of the respective reserves shown on the Most Recent Balance Sheet (which reserves are adequate and calculated consistent with past practice and will not represent a material adverse change in the composition of such Accounts Receivable in terms of aging).  There is no contest, claim, defense or right of setoff, other than returns in the ordinary course of business of the Seller, Ontario or s.r.o., under any Contract with any account debtor of an Account Receivable relating to the amount or validity of such Account Receivable.  Section 5.9 of the Seller Disclosure Schedule contains a complete and accurate list of all Accounts Receivable as of the date of the Interim Balance Sheet, which list sets forth the aging of each such Account Receivable.

5.10.   Inventory.

All items included in the Inventory consist of a quality and quantity usable and, with respect to finished goods, saleable, in the ordinary course of business of the Seller except for obsolete items and items of below-standard quality, all of which have been written off or written down to net realizable value in the Most Recent Balance Sheet.  None of the Seller, Ontario or s.r.o. is in possession of any inventory not owned by the Seller, Ontario or s.r.o. (as applicable), including goods already sold.  All of the Inventories have been valued at the lower of cost or market value on a first in, first out basis.  Inventories now on hand that was purchased after the date of the Most Recent Balance Sheet was purchased in the ordinary course of business of the Seller, Ontario or s.r.o. (as applicable), at a cost not exceeding market prices prevailing at the time of purchase.  The quantities of each item of Inventory (whether raw materials, work-in-process or finished goods) are not excessive but are reasonable in the present circumstances of the Seller.

5.11.   Real Property; Facilities.

(a)

Section 5.11(a) of the Seller Disclosure Schedule contains a correct legal description, street address and tax parcel identification number of all tracts, parcels and subdivided lots in which the Seller, Ontario and/or s.r.o. have an ownership interest (such parcels of land, together with all Improvements situated thereon, all privileges and appurtenances thereto and all existing easements, licenses and other rights with respect to other real property, to the extent such easements, licenses and other rights are used or held by the Seller, Ontario and/or s.r.o. in connection with such parcel, collectively, the “Owned Real Property”).

(b)

Section 5.11(b) of the Seller Disclosure Schedule contains a correct legal description and street address in which the Seller, Ontario and/or s.r.o. has a leasehold interest and an accurate description (by location, name of lessor, date of Lease and term expiry date) of all Real Property Tenant Leases.

(c)

To the knowledge of the Seller: (i) the use of the Listed Premises and Owned Real Property for the various purposes for which they are presently being used is permitted as of right under all applicable zoning legal requirements and is not subject to “permitted nonconforming” use or structure classifications; (ii) all Improvements are in compliance with all applicable Requirements of Law, including those pertaining to zoning, building and the disabled, are in good repair and in good condition, ordinary wear and tear excepted, and are free from latent and patent defects; (iii) no part of any Improvement encroaches on any real property not included in the Listed Premises and/or the Owned Real Property, and there are no Improvements primarily situated on adjoining property which encroach on any part of the Listed Premises and/or the Owned Real Property; (iv) the real property for each item of Owned Real Property abuts on and has direct vehicular access to a public road or has access to a public road via a permanent, irrevocable, appurtenant easement benefiting such real property and comprising a part of the Owned Real Property, is supplied with public or quasi-public utilities and other services appropriate for the operation of the Improvements located thereon and is not located within any flood plain or area subject to wetlands regulation or any similar restriction; and (v) there is no existing or proposed plan to modify or realign any street or highway or any existing or proposed eminent domain proceeding that would result in the taking of all or any part of any Improvements or that would prevent or hinder the continued use of any Improvements as heretofore used in the conduct of the Business.

5.12.   Equipment.

(a)

Section 5.12(a) of the Seller Disclosure Schedule sets forth a complete and correct list of each capital asset of the Seller, Ontario and s.r.o. having a book or fair market value in excess of Ten Thousand U.S. dollars (US$10,000).  There are no defects in any such capital assets as to title.

(b)

Each item of Equipment is sold to the Buyer on an “as is” basis.  Except as disclosed in Section 5.12(b) of the Seller Disclosure Schedule, all Equipment used in the Seller's, Ontario's or s.r.o.'s business is in the possession of the Seller, Ontario or s.r.o., respectively.

5.13.   Contracts.

(a)

Save and except for security agreements executed by Ontario in connection with the issuance of certain of the Debentures and which grant the Liens appearing on the Province of Ontario's Personal Property Security Act Registration schedule in respect of Ontario as of July 4, 2007 (which schedule is attached to Section 14.1 of the Seller Disclosure Schedule) (the “Security Agreements”), Section 5.13 of the Seller Disclosure Schedule sets forth a complete and accurate list of all Contracts to which the Seller, Ontario or s.r.o. are a party, or by or to which the Seller, Ontario or s.r.o. or any of the Acquired Assets are bound or subject, and specifically includes without limitation:

(i)

agreements with any current officer, director, employee, consultant, or shareholder, or any partnership, corporation, joint venture, or any other entity in which any such Person has an interest;

(ii)

agreements with any labor union or association representing any employee;

(iii)

agreements for the provision of services by or to the Seller, Ontario or s.r.o.;

(iv)

bonds or other security agreements provided by any party in connection with the business of the Seller, Ontario or s.r.o.;

(v)

agreements for the purchase or other acquisition or the sale or other disposition of assets or properties, in each case other than in the ordinary course of business, or for the grant to any Person of any preferential rights to purchase any of such assets or properties;

(vi)

joint venture agreements relating to the assets, properties, or business of the Seller, Ontario or s.r.o., or by or to which any of their assets or properties is bound or subject;

(vii)

agreements under which the Seller, Ontario or s.r.o. agree to indemnify any party, to share any tax liability of any party, or to refrain from competing with any party;

(viii)

agreements with regard to Indebtedness; or

(ix)

any other Contract, whether or not made in the ordinary course of business.

(b)

All of the Contracts listed in Section 5.13 of the Seller Disclosure Schedule and the Security Agreements are in full force and effect, and none of the Seller, Ontario, s.r.o. or any other party thereto, is in default under or breach of any of them, nor does any event or condition exist that after notice or lapse of time or both could constitute a default thereunder or breach thereof on the part of the Seller, Ontario, s.r.o. or any other party thereto.  Other than as set out in Section 5.13 of the Seller Disclosure Schedule, no approval, consent, or waiver of or by any Person is needed in order that the Contracts listed in Section 5.13 of the Seller Disclosure Schedule continue in full force and effect following the consummation of the transactions contemplated by this Agreement, and no such Contract includes any provision, the effect of which may be to terminate (or give rise to a right of termination under) such Contract, to give rise to, enlarge, or accelerate any obligations of the Seller, Ontario or s.r.o. thereunder, or to give additional rights to any other Person, upon or by reason of the consummation of the transactions contemplated by this Agreement.  The Seller has delivered to the Buyer true and complete copies of all such Contracts.

(c)

Save and except for the Security Agreements, since its formation, Ontario has not (i) entered into, or become a party to, any Contract or (ii) issued capital stock or other equity interest or security, or owned, directly or indirectly any capital stock, equity interest or other security of any Person (other than s.r.o.).

5.14.   Intellectual Property.

(a)

Section 5.14(a) of the Seller Disclosure Schedule provides a non-exhaustive list of the Proprietary Rights.  Except as set forth in Section 5.14(a) of the Seller Disclosure Schedule, the Seller, Ontario and/or s.r.o. own, or are licensed or authorized or otherwise have the full and unrestricted exclusive right to use, without the payment of royalties or other consideration, all Proprietary Rights, and except for the IP Agreements, no other Intellectual Property rights, privileges, licenses, contracts, or other agreements, instruments, or evidences of interests relating to Intellectual Property (other than for off-the-shelf software programs that have not been customized for use by the Seller, Ontario or s.r.o.) are necessary to or used in the conduct of the Business.

(b)

In any instance where the Proprietary Rights arise under a license or similar agreement (other than for off-the-shelf software programs that have not been customized for use by the Seller, Ontario or s.r.o.), this is indicated in Section 5.14(b) of the Seller Disclosure Schedule and such rights are licensed exclusively to the Seller, Ontario and/or s.r.o. except as indicated in Section 5.14(b) of the Seller Disclosure Schedule.  Except for Proprietary Rights indicated as owned by a third party and used by the Seller, Ontario or s.r.o. under a license or similar agreement as set forth in Section 5.14(b) of the Seller Disclosure Schedule, no other Person has an interest in or right or license to use any of the Proprietary Rights.  No Government Entity has any right to the Proprietary Rights of the Seller, Ontario or s.r.o.  To the knowledge of Seller, none of the Proprietary Rights is being infringed by others, or is subject to any outstanding order, decree, judgment, or stipulation.  No litigation (or other proceeding in or before any Governmental Entity or arbitral body apart from current and anticipated proceedings before a relevant jurisdiction's patent or trademark office or other government intellectual property office, including outstanding Office Actions, solely in respect of any pending patent applications of the Seller Registered Intellectual Property) relating to the Proprietary Rights is pending (apart from any such proceedings of which the Seller, Ontario and s.r.o. may not yet have received notice), or threatened, nor, to the knowledge of Seller, is there any basis for any such litigation or proceeding.  The Seller, Ontario and s.r.o. maintain reasonable security measures for the preservation of the secrecy and proprietary nature of their respective trade secrets or other confidential information included in the Proprietary Rights.

(c)

None of the Seller, Ontario or s.r.o. has infringed or made unlawful use of, and are not infringing or making unlawful use of, any Intellectual Property or other proprietary or confidential information of any other Person; and (ii) the activities of the Seller's, Ontario's and s.r.o.'s current and former employees and contractors in connection with their employment or contractual relationship with the Seller, Ontario and/or s.r.o. (as applicable) did not and do not violate any agreements or arrangements that any such employees or consultants had or have with any former employer or any other Person. No actual, or to the knowledge of the Seller, threatened litigation (or other proceeding in or before Governmental Entity or arbitratory body) charging the Seller, Ontario or s.r.o. with infringement or unauthorized or unlawful use of any patent, trademark, service mark, trade name, logo, copyright, trade secret, or other proprietary right is pending, or threatened (including, without limitation, as indicated by the receipt of any notice of any other Person's Intellectual Property); nor to the knowledge of the Seller, is there any basis for any such litigation or proceeding.

(d)

Section 5.14(d) of the Seller Disclosure Schedule sets forth each officer, director, employee and consultant that has been employed, contracted or retained by the Seller, Ontario or s.r.o. who has executed a written Contract with the Seller, Ontario or s.r.o., as applicable, that assigns to the Seller, Ontario or s.r.o., respectively, all rights to any inventions, improvements, discoveries or information relating to the Business.  No former or current director, officer, employee or consultant has any claim of ownership with respect to the Proprietary Rights developed during the period of time such Person was employed or provided consulting services to the Seller, Ontario or s.r.o., or otherwise.

(e)

To the extent that any Proprietary Rights have been developed or created by any Person other than the Seller, Ontario or s.r.o. (and apart from off-the-shelf software programs that have not been customized for use by the Seller, Ontario or s.r.o.) the Seller, Ontario or s.r.o. (as applicable) have either (i) obtained ownership of, so as to be the exclusive owner of, all such Proprietary Rights by operation of law or by valid assignment of any such rights or (ii)  obtained a license under or to such Proprietary Rights which are set forth in Section 5.14(b) of the Seller Disclosure Schedule.  Without limiting the generality of the foregoing, to the knowledge of the Seller, no officer, director, employee, or consultant of the Seller, Ontario or s.r.o. is obligated under or bound by any agreement or instrument, or any judgment, decree, or order of any court or administrative agency, that (i) conflicts or may conflict with his or her agreements and obligations to use his or her best efforts to promote the interests of the Seller, Ontario and/or s.r.o., (ii) conflicts or may conflict with the business or operations of the Seller, Ontario or s.r.o., or (iii) restricts or may restrict the use or disclosure of any information that may be useful to the Seller, Ontario or s.r.o.

(f)

Section 5.14(f) of the Seller Disclosure Schedule lists all Contracts between the Seller, Ontario and/or s.r.o. and any other Person wherein or whereby (i) the Seller, Ontario or s.r.o. have agreed to, or assumed, any obligation or duty to warrant, indemnify, reimburse, hold harmless, guaranty or otherwise assume or incur any obligation or liability, or provide a right of rescission, with respect to the infringement or misappropriation by the Seller, Ontario and/or s.r.o. or such other Person of the Intellectual Property of any Person other than the Seller, Ontario or s.r.o., or (ii) the Seller, Ontario or s.r.o. have granted any rights or interest to any Person in the Proprietary Rights or any portion thereof.

(g)

None of the Seller, Ontario or s.r.o. has received notice of any allegation, nor is there any basis for the Seller, Ontario or s.r.o. to suspect, that any (i) product, technology, service or publication of the Seller, Ontario or s.r.o., (ii) material published or distributed by the Seller, Ontario or s.r.o. or (iii) conduct or statement of the Seller, Ontario or s.r.o. constitutes a defamatory statement or material, false advertising or otherwise violates any Law.

(h)

Neither this Agreement nor any transactions to be accomplished pursuant to this Agreement will result in the Buyer's granting any rights or licenses with respect to the Proprietary Rights of the Seller, Ontario and s.r.o. or the Buyer to any Person pursuant to any contract to which the Seller, Ontario or s.r.o. are a party or by which any of the Assets are bound.  Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby, shall give rise to or otherwise result in the Seller, Ontario or s.r.o. (or the Buyer) having any obligation to pay any royalties (any increase or royalties) to any third party or other Person after the Closing.

(i)

All of the Proprietary Rights are subsisting, and, to the knowledge of the Seller, valid and in full force and effect (except with respect to applications), and has not expired or been cancelled or abandoned.  All necessary documents and certificates in connection with such Seller Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of avoiding abandonment, prosecuting and maintaining of such Seller Registered Intellectual Property.  Section 5.14(i) of the Seller Disclosure Schedule lists all actions, including without limitation, Office Actions, that must be taken by the Seller within ninety (90) days following June 5, 2007, including the payment of any registration, maintenance, renewal fees, annuity fees and taxes or the filing of any documents, applications, certificates for the purposes of maintaining, perfecting or preserving or renewing any of the Seller Registered Intellectual Property.

(j)

Except for Office Actions and any amendments which may have been filed in response thereto, none of the Seller, Ontario or s.r.o. is a party to any settlements, covenants not to sue, consents, decrees, stipulations, judgments or orders resulting from Actions which permit third parties to use any of the Seller Registered Intellectual Property.

(k)

Other than marketing plans and names of customers or under an appropriate confidentiality or nondisclosure agreement or contractual provision relating to confidentiality and nondisclosure, there has been no disclosure to any third party of material confidential or proprietary information or trade secrets of the Seller, Ontario or s.r.o. related to any product currently being marketed, sold, licensed or developed by the Seller, Ontario or s.r.o.

(l)

The assignment of the Proprietary Rights to the Buyer will not require the consent of any Governmental Entity or other Person.  No Contract to which the Seller, Ontario or s.r.o. is a party gives any Person any rights to the Intellectual Property of Buyer or any of Buyer's Affiliates as a result of the consummation of the transactions contemplated by this Agreement. The consummation of transactions contemplated hereby will not result in any impairment of the Proprietary Rights, or any amendment, alteration or termination of any Contract relating to the Proprietary Rights other than Buyer becoming the owner of the Proprietary Rights.

(m)

All IP Agreements are in full force and effect, and none of the Seller, Ontario or s.r.o. is in material breach of or has failed to perform under, any of such contracts, licenses or agreements to which it is party and, to the knowledge of the Seller, no other party to any such contract, license or agreement is in material breach thereof or has failed to perform thereunder.  The consummation of the transactions contemplated by this Agreement, will neither violate nor result in the breach, modification (except for the Buyer becoming the owner of the Proprietary Rights subject thereto), cancellation, termination or suspension of the IP Agreements.  Following the Closing Date, the Buyer will be permitted to exercise all of the rights of the Seller, Ontario and/or s.r.o. under the IP Agreements to the same extent the Seller, Ontario and/or s.r.o., as the case may be, would have been able to had the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Seller, Ontario or s.r.o. (as the case may be) would otherwise be required to pay.

(n)

All Proprietary Rights will be fully transferable, alienable or licensable by the Buyer from and after the Closing Date without restriction and without payment of any kind to any Person.

(o)

The parties acknowledge that tests on the Seller's technology were performed during the course of the Buyer's due diligence prior to June 5, 2007, and that those results were delivered by the Seller to the Buyer prior to June 5, 2007 (the “Tests”).  The Seller represents and warrants that the formulas delivered pursuant to Section 9.6 include the true and complete formulas that were used by the Seller, Ontario and/or s.r.o. in their products such as E7, E8 and stacks and which products perform at least at the performance levels obtained during the Tests.

5.15.   Absence of Undisclosed Liabilities.

To the knowledge of the Seller, except to the extent reflected or reserved against in the Interim Balance Sheet, or incurred with Persons other than any Affiliate of the Seller, Ontario or s.r.o. in the ordinary course of business after the date of that balance sheet and described in Section 5.15 of the Seller Disclosure Schedule, none of the Seller, Ontario or s.r.o. has any liabilities or obligations of any nature, whether accrued, absolute, contingent, or otherwise (including without limitation liabilities, as guarantor or otherwise, in respect of obligations of others).

5.16.   Absence of Third Party Rights.

Except as described in Section 5.16 of the Seller Disclosure Schedule:

The execution of this Agreement does not trigger, give rise to, accelerate or enhance any rights of any third party, or obligation of the Seller to any third party. The Buyer has no obligation to any Person holding any warrant for shares of the Seller, Ontario or s.r.o. by the execution of this Agreement, the consummation of the transactions contemplated hereby or otherwise.

5.17.   Compliance with Other Agreements, Laws, Etc.

The Seller, Ontario and s.r.o. have complied with, and are in compliance with, (a) all Requirements of Law applicable to them, (b)  all unwaived terms and provisions of all Contracts to which the Seller, Ontario and/or s.r.o. are a party, or by which the Seller, Ontario and/or s.r.o. or any of their properties are subject, and (c) their respective charter or governing documents, each as amended to date; in the case of the preceding clauses (a) and (b), excepting only any such noncompliances that, both individually and in the aggregate, have not resulted and will not result in any Seller Material Adverse Effect.  None of the Seller, Ontario or s.r.o. has been charged with, or to the best of its knowledge, been under investigation with respect to, any violation of any provision of any Requirement of Law.  The Seller, Ontario and s.r.o. have and maintain, and, Section 5.17 of the Seller Disclosure Schedule sets forth a complete and correct list of, all Permits and other similar acts of or made with all Governmental Entities as are necessary or desirable for the conduct of their respective businesses or in connection with the ownership or use of their respective properties, all of which are in full force and effect, true and complete copies of all of which have previously been delivered to the Buyer, and none of which will be affected by the consummation of the transactions contemplated hereby.

5.18.   Health, Safety and  Matters.

(a)

Section 5.18 of the Seller Disclosure Schedule sets forth any Hazardous Material which is present in, on, or under any property that the Seller, Ontario or s.r.o. have at any time owned, operated, occupied, leased or used (including both the land and improvements thereon) (the “Disclosed Materials”).  Other than the Disclosed Materials, there is no other Hazardous Material which is present in, on, or under any property that the Seller, Ontario or s.r.o. have at any time owned, operated, occupied, leased or used (including both the land and improvements thereon) and no reasonable likelihood exists that any other Hazardous Material will come to be present in, on, or under any properties owned, operated, occupied, leased or used at any time (including both land and improvements thereon) by the Seller, Ontario or s.r.o. The Disclosed Materials are present only in laboratories leased or owned by the Seller, Ontario or s.r.o.  None of Seller, Ontario or s.r.o. has transported, stored, used, manufactured, disposed of, sold, released or exposed its employees or any other Person to any Hazardous Material (including the Disclosed Materials), or arranged for the disposal, discharge, storage or release of any Hazardous Material (including the Disclosed Materials), and do not currently engage in any of the foregoing activities, in violation of any applicable Environmental Law or other Law.

(b)

No approvals are required to be obtained by the Seller, Ontario or s.r.o. under any Environmental Laws.  The Seller, Ontario and s.r.o. have been and are in compliance in all material respects with all other limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in the Environmental Laws or contained in any regulation, code, plan, order, decree, judgment, notice or demand letter issued, entered, promulgated or approved thereunder.

(c)

No action or proceeding is pending, or threatened (whether orally or in writing) concerning any Environmental Law, Hazardous Material (including the Disclosed Materials) or any Hazardous Materials (including the Disclosed Materials) activity of the Seller, Ontario or s.r.o.  None of the Seller, Ontario or s.r.o. is aware of any fact or circumstance that could involve them in any environmental litigation or impose upon the Seller, Ontario or s.r.o. any environmental liability.

5.19.   Employees.

(a)

The Seller, Ontario and s.r.o. are in material compliance with all Laws respecting employment and employment practices, terms and conditions of employment, collective bargaining, pay equity, occupational health and safety, workers' compensation and wages and hours and has not and is not engaged in any unfair labour practice.

(b)

No unfair labour practice, complaint or grievance against the Seller, Ontario or s.r.o. is pending or, to the knowledge of the Seller, threatened against the Seller, Ontario or s.r.o. with respect to their businesses.

(c)

None of the Seller, Ontario or s.r.o. has ever been, a party to or bound by any labour or collective bargaining agreement and there are no labour or collective bargaining agreements which pertain to their employees.  None of the Seller, Ontario or s.r.o. is currently engaged in any labour negotiation nor do they have knowledge of any organizational effort by or on behalf of any labour union on behalf of their employees.

(d)

No grievance which might have an adverse effect upon the Seller, Ontario or s.r.o. or conduct of their businesses exists, no arbitration proceeding arising out of or under any collective agreements is pending, and no claim therefore has been asserted.

(e)

No notice has been received by the Seller, Ontario or s.r.o. of any complaint which has not been resolved and which was filed by any of its employees claiming that Seller, Ontario or s.r.o. has violated the Employment Standards Act (Ontario) or the Human Rights Code (Ontario) (or any applicable employee or human rights or similar legislation in the other jurisdictions in which the Seller, Ontario or s.r.o. operate), or of any complaints or proceedings which have not been resolved of any kind involving the Seller, Ontario or s.r.o., or to the knowledge of Seller, Ontario or s.r.o., any of the employees of the Seller, Ontario or s.r.o. before any labour relations board.  There are no outstanding orders or charges against a Seller, Ontario or s.r.o. under the Occupational Health and Safety Act (Ontario) (or any applicable health and safety legislation in the other jurisdictions in which the Seller, Ontario or s.r.o. carries on business).  All levies, assessments and penalties made against the Seller, Ontario or s.r.o. pursuant to the Workplace Safety and Insurance Act (Ontario) (and any applicable workers' compensation legislation or similar legislation in the other jurisdictions in which the Seller, Ontario or s.r.o. carries on business) have been paid by the Seller, Ontario or s.r.o. and none of the Seller, Ontario or s.r.o. has been reassessed under any such legislation except such as have been resolved.

(f)

Except as disclosed in Section 5.19 of the Seller Disclosure Schedule, all vacation pay (including all banked vacation pay), bonuses, commissions and other employee benefit payments of the Seller, Ontario or s.r.o. are reflected and have been accrued in the books and records of the Seller, Ontario or s.r.o.

(g)

The aggregate amount of salaries, pensions, bonuses, or other remuneration of any nature paid or payable by the Seller, Ontario or s.r.o. to or for their respective present or former officers, directors, shareholders, employees or Persons not dealing at arm's length with them shall not be unreasonably changed without the prior written consent of the Buyer.

(h)

Except as disclosed in Section 5.19 of the Seller Disclosure Schedule, no salaries, pensions, bonuses, or other remuneration of any nature is payable by the Seller, Ontario or s.r.o. to any Person not dealing at arm's length with any present or former director, officer, shareholder or employee of the Seller, Ontario or s.r.o.

(i)

Section 5.19 of the Seller Disclosure Schedule identifies each retirement, pension, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or other compensation plan or arrangement or other employee benefit plan that is maintained or otherwise contributed to, or required to be contributed to, by the Seller, Ontario and s.r.o. for the benefit of employees or former employees of the Seller, Ontario or s.r.o. (collectively, the “Employee Plans”) and a true and complete copy of each Employee Plan has been furnished to the Buyer. Each Employee Plan has been maintained in compliance with its terms and with the requirements prescribed by any and all Laws that are applicable to such Employee Plan. Except as set forth in the Section 5.19 of the Seller Disclosure Schedule:

(i)

all contributions to and payments from each Employee Plan that may have been required to be made in accordance with the terms of any such Employee Plan, or with the recommendation of the actuary for such Employee Plan, and, where applicable, with the Laws that govern such Employee Plan, have been made in a timely manner;

(ii)

all material reports, returns and similar documents (including applications for approval of contributions) with respect to any Employee Plan required to be filed with any Governmental Entity or distributed to any Employee Plan participant have been duly filed on a timely basis or distributed;

(iii)

to the knowledge of the Seller, after due inquiry, there are no pending investigations by any Governmental Entity involving or relating to an Employee Plan, threatened or pending claims (except for claims for benefits payable in the normal operation of the Employee Plans), suits or proceedings against the Seller, Ontario or s.r.o. in respect of any Employee Plan or assertions of any rights or claims to benefits under any Employee Plan that could give rise to a liability nor are there any facts that could give rise to any liability in the event of such investigation, claim, suit or proceeding;

(iv)

no notice has been received by the Seller, Ontario or s.r.o. of any complaints or other proceedings of any kind involving the Seller, Ontario, s.r.o. or any of the employees of the Seller, Ontario or s.r.o. before any pension board or committee relating to any Employee Plan or to the Seller, Ontario or s.r.o.; and

(v)

the assets of each Employee Plan are at least equal to the liabilities of such Employee Plans based on the actuarial assumptions utilized in the most recent valuation performed by the actuary for such Employee Plan, and Buyer will not incur any liability with respect to any Employee Plan as a result of the transaction of purchase and sale contemplated herein.

(j)

Except as described in the Seller Disclosure Schedule, none of the Seller, Ontario or s.r.o. has made any contract with any labour union or employee association nor made commitments to or conducted negotiations with any labour union or employee association with respect to any future agreements and, there are no current attempts to organize or establish any labour union or employee association with respect to any employees of the Seller, Ontario or s.r.o., nor is there any certification of any such union with regard to a bargaining unit. There are no grievances against the Seller, Ontario or s.r.o. for which the Seller, Ontario or s.r.o. have received written notice under any collective agreement.

(k)

No notice has been received by the Seller, Ontario or s.r.o. of any complaint filed by any of its employees claiming that the Seller has violated any Laws applicable to employee or human rights, or of any complaints or proceedings of any kind involving the Seller, Ontario, s.r.o. or any of the employees of the Seller, Ontario or s.r.o. before any labour relations board, except as disclosed in the Seller Disclosure Schedule. All levies, assessments and penalties made against the Seller, Ontario or s.r.o. pursuant to any Laws applicable to workers' compensation have been paid and none of the Seller, Ontario or s.r.o. has been assessed under any such legislation during the past ten (10) years.

(l)

Except as disclosed in Section 5.19 of the Seller Disclosure Schedule, all accruals for unpaid vacation pay, premiums for employment insurance, health premiums, Canada Pension Plan premiums, accrued wages, salaries and commissions and employee benefit plan payments have been properly reflected in the Seller's financial statements, books and records.

5.20.   Litigation.

No litigation, arbitration, action, suit, proceeding, or investigation (whether conducted by any judicial or regulatory body, arbitrator, or other Person) is pending or, to the knowledge of the Seller, threatened, against the Seller, Ontario or s.r.o., nor to the knowledge of the Seller, is there any basis therefor.

5.21.   Taxes.

(a)

For purposes of this Section 5.21, the following definitions shall apply:

(i)

“Tax” and “Taxes” shall mean any or all Canadian federal, provincial, local or foreign (i.e. non-Canadian) income, gross receipts, real property gains, goods and services, license, payroll, employment, excise, severance, stamp, occupations, premium, windfall profits, environmental, customs duties, capital shares, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, or other taxes, levies, governmental charges or assessments of any kind whatsoever, including, without limitation, any estimated tax payments, interest, penalties or other additions thereto, whether or not disputed.

(ii)

“Tax Return” shall mean any return, declaration, report, estimate, information return or statement, or claim for refund relating to, or required to be filed in connection with any Taxes, including information returns or reports with respect to withholding at source or payments to third parties, and any schedules or attachments thereto or amendments of any of the foregoing.

(b)

The Seller, Ontario and s.r.o. have filed on a timely basis all Tax Returns required to be filed.  All such Tax Returns are complete and accurate in all respects.  All Taxes due from or payable by the Seller, Ontario or s.r.o. for periods (or portions thereof) ending on or prior to the date hereof and the Closing Date, as applicable, have been paid.  All installments or other payments on account of Taxes that relate to periods for which Tax Returns are not yet due have been paid on a timely basis.  None of the Seller, Ontario or s.r.o. is currently the beneficiary of any extension of time within which to file any Tax Return.  Section 5.21(b) of the Seller Disclosure Schedule contains a complete and accurate summary of all Canadian federal or provincial income tax assessments for the Seller's fiscal years ended December 31, 2001 through December 31, 2005, and Ontario's fiscal year ended December 31, 2005.

(c)

Seller has withheld, collected and paid to the proper Government Entity all Taxes required to have been withheld, collected and paid in connection with (i) amounts paid, credited or owing to any employee, independent or dependent contractor, creditor, shareholder, non-resident of Canada or other third party, and (ii) goods and services received from or provided to any Person.

(d)

No steps are being taken by any Governmental Entity to assess any additional Taxes against the Seller, Ontario or s.r.o. for any period for which Tax Returns have been filed and there are no actual or pending investigations of the Seller relating to Taxes.  The Buyer has been, or will be forthwith upon request, provided with correct and complete copies of all Tax Returns of the Seller, Ontario and s.r.o., together with any notices of assessment, examination reports or statements of deficiencies assessed against or agreed to by the Seller, Ontario or s.r.o. for all taxable periods for which the statute of limitations has not yet closed and any correspondence relating thereto.

5.22.   Potential Conflicts of Interest.

No officer or director of the Seller, Ontario or s.r.o. (a) owns, directly or indirectly, any interest (excepting not more than 1% shares holdings for investment purposes in securities of publicly held and traded companies) in, or is an officer, director, employee, or consultant of, any Person that is a competitor, lessor, lessee, customer, or supplier of, or a borrower from or lender to, the Seller, Ontario or s.r.o. (b) owns, directly or indirectly, in whole or in part, any tangible or intangible property that the Seller, Ontario or s.r.o. is using or the use of which is necessary for the Business; or (c) has any cause of action or other claim whatsoever against, or owes any amount to, the Seller, Ontario or s.r.o., other than claims by directors or employees of the Seller, Ontario or s.r.o. (as applicable) incurred in the ordinary course of business, such as for unpaid director's fees, accrued vacation pay, accrued benefits under employee benefit plans, and similar matters and agreements, as set forth on Section 5.22 of the Seller Disclosure Schedule.

5.23.   Insurance.

Section 5.23 of the Seller Disclosure Schedule lists the policies of theft, fire, liability, workmen's compensation, life, property and casualty, and other insurance owned or held by the Seller, Ontario and s.r.o.  Such policies of insurance are maintained with financially sound and reputable insurance companies, funds, or underwriters, and are of the kinds, cover such risks, and are in such amounts and with such deductibles and exclusions, as are consistent with prudent business practice.  All such policies are in full force and effect; are sufficient for compliance by the Seller, Ontario and s.r.o. with all Requirements of Law and all requirements of agreements to which the Seller, Ontario or s.r.o. is a party; are valid, outstanding, and enforceable policies and provide that they will remain in full force and effect through the respective dates set forth in the Seller Disclosure Schedule (all of which are, and will continue to be, effective during the period from the date hereof to Closing); and will not in any way be affected by, or terminate or lapse by reason of, the execution of this Agreement or the consummation of the transactions contemplated by this Agreement.

5.24.   Bank Accounts, Signing Authority, Powers of Attorney.

Section 5.24 of the Seller Disclosure Schedule sets forth a complete and accurate list of all bank, brokerage, and other accounts, and all safe-deposit boxes, of the Seller, Ontario and s.r.o. and the Persons with signing or other authority to act with respect thereto.  Except as so listed, none of the Seller, Ontario or s.r.o. has any account or safe deposit box in any bank, and no Person has any power, whether singly or jointly, to sign any checks on behalf of the Seller, Ontario or s.r.o. to withdraw any money or other property from any bank, brokerage, or other account of the Seller, Ontario or s.r.o. or to act under any agency or power of attorney granted by the Seller, Ontario or s.r.o. at any time for any purpose.  Section 5.24 of the Seller Disclosure Schedule also sets forth the names of all Persons authorized to borrow money or sign notes on behalf of the Seller, Ontario or s.r.o.

5.25.   Suppliers and Customers.

Section 5.25 of the Seller Disclosure Schedule lists the ten largest suppliers and ten largest customers of the Seller, Ontario and s.r.o. during the preceding twelve-month period.  The relationships of the Seller, Ontario and s.r.o. with their respective suppliers and customers are good commercial working relationships, and no supplier or customer of material importance to the Business has canceled or otherwise terminated, or threatened in writing to cancel or terminate, its relationship with the Seller, Ontario or s.r.o. (as applicable) or has during the last twelve months decreased materially, or threatened to decrease or limit materially, its services, supplies, or materials to the Seller, Ontario and s.r.o. or their usage or purchase of the services or products of the Seller, Ontario or s.r.o. except for normal cyclical changes related to customers' businesses.  The Seller has no knowledge or reason to know that any such supplier or customer intends to cancel or otherwise substantially modify its relationship with the Seller, Ontario or s.r.o. (as applicable) or to decrease materially or limit its services, supplies, or materials to the Seller, Ontario or s.r.o. (as applicable), or its usage or purchase of the Seller's, Ontario's and/or s.r.o.'s services or products, and the consummation of the transactions contemplated hereby will not adversely affect the relationship of the Business with any such supplier or customer.

5.26.   Employment of Officers, Employees.

Section 5.26 of the Seller Disclosure Schedule lists the name and current annual salary and other compensation payable by the Seller, Ontario or s.r.o. to each exempt non-hourly employee, officer and director of the Seller, Ontario and s.r.o. (as applicable) (including but not limited to wages, salary, commissions, normal bonus, profit sharing, deferred compensation, and other compensation).

5.27.   Minute Books.

The minute books of the Seller, Ontario and s.r.o. have been made available to the Buyer for inspection and each accurately record therein all material actions taken by their respective boards of directors, all committees thereof, and their respective shareholders.

5.28.   Brokers.

Other than as described in Section 5.28 of the Seller Disclosure Schedule, no finder, broker, agent, or other intermediary has acted for or on behalf of the Seller in connection with the negotiation, preparation, execution, or delivery of this Agreement or the consummation of the transactions contemplated hereby.

5.29.   Preparation of Proxy Statement

The Proxy Statement (as defined below), and any other materials distributed to the Seller's shareholders in connection with the Acquisition, including any amendments or supplements thereto, comply in all material respects with the provisions of the Seller's by-laws and all applicable requirements of Law (including all of the proxy rules of the SEC) and the requirements of the OBCA.  The Proxy Statement, and any other proxy materials, do not (i) at the time that it or any amendment or supplement thereto was mailed to the Seller's shareholders, (ii) at the time of the Shareholders Meeting (as defined below) or (iii) at the Closing, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation is made by the Seller with respect to information that is supplied in writing by the Buyer expressly for inclusion in the Proxy Statement.

5.30.   Fairness Opinion.

The Seller has received the opinion of Corporate Valuation Services Limited, dated June 12, 2007, to the effect that, as of the date of such opinion, the consideration to be received in the Acquisition is fair from a financial point of view to the Seller, and a letter from Corporate Valuation Services Limited clarifying that any reference to the amended agreement in the opinion refers to this Agreement (including, the correct date hereof) (collectively, the “Fairness Opinion”). A signed copy of the Fairness Opinion shall have been delivered to the Buyer prior to the Closing.

5.31.   Securities Matters.

(a)

The Seller is a “reporting issuer” in the Province of Alberta and no other Canadian jurisdiction. The Seller is not in default of any material requirements of applicable securities Laws.  Ontario is not a “reporting issuer” in any Canadian jurisdiction, within the meaning of the applicable securities Laws in such jurisdictions.

(b)

The Seller is not currently subject to any issuer cease trade orders imposed by any securities commission in Canada.

(c)

Equity Transfer & Trust Company at its principal office in the City of Toronto is the duly appointed registrar and transfer agent of the Seller with respect to the Common Shares.

(d)

No securities commission, including the SEC, or any other securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of the Seller.

(e)

 As of the date of this Agreement, no insider of the Seller has advised the Seller of an intention to sell any securities of the Seller within the next 90 days.

5.32.

Liabilities of Ontario

Except for liabilities incurred pursuant to this Agreement, the other Transaction Documents and the Security Agreements, there are no liabilities of, relating to or affecting Ontario.

5.33.

Disclosure

No representation or warranty of the Seller in this Agreement (including the exhibits and schedules hereto) or in any other agreement, instrument, certificate, or other document delivered by the Seller in connection with this Agreement or any of the other transactions contemplated hereby contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact required to be stated herein or therein or necessary to make the statements contained herein or therein not false or misleading or necessary in order to provide a prospective purchaser of the Business with proper and complete information as to the business, condition, operations, and prospects of the Business.  There is no fact that the Seller has not disclosed to the Buyer in writing that materially adversely affects, or is reasonably likely to affect materially and adversely, the business or condition (financial or otherwise) of the Seller, Ontario and/or s.r.o., the Business and/or the Acquired Assets or the ability of the Seller to perform its obligations under this Agreement or to consummate any of the transactions contemplated hereby.

Article 6.   Representations and Warranties of the Buyer

The Buyer represents and warrants to the Seller as follows as of the date hereof and as of the Closing:

6.1.   Organization.

The Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of the Province of Ontario, Canada with corporate power and authority to enter into this Agreement and each of the Transaction Documents, and to perform all of the respective obligations hereunder and thereunder (as applicable).

6.2.   Authority.

(a)

The Buyer has all requisite corporate power and authority to execute and deliver this Agreement and the Transaction Documents to which it is a party and to consummate the Acquisition.  The execution and delivery by the Buyer of this Agreement and the Transaction Documents and the consummation by the Buyer of the Acquisition have been duly authorized by all necessary corporate action on the part of Buyer, subject to receipt of the approval of its shareholders.  The Buyer has duly executed and delivered this Agreement and the Transaction Documents to which it is a party, and this Agreement and the Transaction Documents to which it is a party constitute its legal, valid and binding obligations, enforceable against it in accordance with their terms subject, as to enforcement, to applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting creditors' rights generally and to general equitable principles.

(b)

The board of directors of the Buyer, at a meeting duly called and held, duly and unanimously adopted resolutions (i) approving this Agreement and the Transaction Documents to which it is a party and the Acquisition contemplated by this Agreement, and (ii) recommending that Buyer's shareholders approve the Acquisition.  Such resolutions are sufficient to render inapplicable to the Seller, this Agreement, the Transaction Documents and the Acquisition contemplated by this Agreement any state takeover law or other applicable Law that might otherwise prohibit the consummation of the Acquisition.  No takeover statute or similar statute or regulation applies or purports to apply to Buyer with respect to this Agreement, the Transaction Documents or the Acquisition contemplated by this Agreement.

(c)

The Buyer is a wholly-owned subsidiary of GSI.

6.3.   No Conflicts.

The execution and delivery by the Buyer of this Agreement and the Transaction Documents to which it is a party do not, and the consummation by the Buyer of the transactions contemplated by this Agreement and such Transaction Documents will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of the Buyer or any of its affiliates or Subsidiaries under, any provision of (i) the Buyer's articles of incorporation or the Buyer's by-laws, (ii) any Contract to which Buyer or by which its properties or assets is bound, or (iii) any judgment, order or decree or Law applicable to Buyer or its properties or assets.

6.4.   Governmental Consents and Filings.

Except for the notification to be filed under the Investment Canada Act and any filings required by the Exchange Act, no Consent of, or registration, declaration or filing with, or permit from, any Governmental Entity is required to be obtained or made by or with respect to the Buyer in connection with the execution, delivery and performance of this Agreement and any Transaction Documents to which it is a party or the consummation of the Acquisition other than those that may be required solely by reason of the Seller's (as opposed to any other third party's) participation in the Acquisition and the other transactions contemplated by this Agreement and by the Transaction Documents.

6.5.   Brokers.

The Buyer has not retained, utilized or been represented by any broker or finder in connection with the transactions contemplated by this Agreement.

Article 7.   Conduct of Business Pending Closing

The Seller agrees to, from and after the date of this Agreement and until the Closing or termination of this Agreement, and shall cause Ontario and/or s.r.o. (as applicable) to, perform the covenants set forth in this Article 7.

7.1.   Full Access.

Each of the Seller, Ontario and s.r.o. shall afford to the Buyer and its authorized representatives full access during normal business hours to all properties, books, records, contracts, documents, employees, consultants and representatives of the Seller, Ontario and s.r.o. and a full opportunity to make such investigations as the Buyer shall desire to make of the Business or with respect to the Acquired Assets and Assumed Liabilities, provided that such access does not unreasonably disrupt the normal operations of the Business, and the Seller, Ontario and s.r.o. shall furnish or cause to be furnished to the Buyer and its authorized representatives all such information as the Buyer may reasonably request.

7.2.   Carry on in Regular Course.

Each of the Seller, Ontario and s.r.o. shall maintain its owned and leased properties consistent with past practice, and make all necessary renewals and replacements thereto, and will conduct its operations in the ordinary and usual course of business consistent with past practice in compliance in all material respects with all applicable Laws, maintain all of the respective accounting methods, policies, procedures, practices or principles used by the Seller, pay its debts and Taxes when due (subject to good faith disputes over such debts), pay or perform other material obligations when due, and, to the extent consistent therewith, with no less diligence and effort than would be applied in the absence of this Agreement.

7.3.   No Pay Increases, Etc.

None of the Seller, Ontario or s.r.o. shall grant any increase in the rates of pay of any employee, nor grant any increase or enhancement in the benefits under any employee benefit plan or pension plan or other contract or commitment; and none of the Seller, Ontario or s.r.o. shall increase or otherwise enhance the compensation payable or to become payable to any employee, or increase or otherwise enhance any bonus, insurance, pension or other employee benefit plan, payment or arrangement made to, for or with any such employee.

7.4.   Contracts and Commitments; Indebtedness.

(a)

None of the Seller, Ontario or s.r.o. shall enter into any lease, sublease, contract or commitment, or engage in any transaction binding on the Seller, Ontario and/or s.r.o. or affecting the Acquired Assets (i) whether or not in the usual and ordinary course of business, incur any capital expenditure in excess of $5,000 or make any contract or commitment which could involve the payment by the Seller, Ontario and/or s.r.o. of more than $5,000 during the course of such contract, commitment or transaction, or (ii) whether or not in the usual and ordinary course of business, would obligate the Seller, Ontario and/or s.r.o. for a duration of more than one year.

(b)

None of the Seller, Ontario or s.r.o. shall incur any indebtedness for borrowed money or guarantee any such indebtedness, or make any loans, advances or capital contributions to, or investments in, any other Person, including Ontario and s.r.o., or enter into any “keep well” or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing.

7.5.   No Sale of Assets; No Change of Corporate Structure.

(a)

None of the Seller, Ontario or s.r.o. shall sell or otherwise dispose of any Asset (other than the sale of inventory in the ordinary course of business).

(b)

None of the Seller, Ontario or s.r.o. shall:

(i)

adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Seller, Ontario and/or s.r.o. (other than the Acquisition);

(ii)

adopt any amendment, modification or repeal, or propose to, or permit or consent to, any amendment, modification or repeal of the Seller's, Ontario's or s.r.o.'s respective articles of incorporation or by-laws (or the equivalent organizational documents, as the case may be) or alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of Ontario or s.r.o.; or

(iii)

make any acquisition, by means of merger, consolidation, acquisition of all or substantially all of the assets, capital shares or equity interests, or otherwise, of any Person, or make any disposition or assignment, of any of its capital shares or equity interests, material assets or properties or permit any of their assets or properties to be subject to any Liens.

7.6.   Insurance.

The Seller, Ontario and s.r.o. shall maintain through the Closing Date insurance of the type and in the amounts as is consistent with the insurance described in Section 5.23 of the Seller Disclosure Schedule.  The Seller, Ontario and s.r.o. shall cooperate with the Buyer so that the Buyer can arrange insurance coverage for the Business to be in effect after the Closing Date, including providing the Buyer with all information in the Seller's, Ontario's and/or s.r.o.'s possession that is reasonably requested by the Buyer in connection with the arrangement of such insurance coverage.

7.7.   Preservation of Organization.

The Seller, Ontario and s.r.o. shall use their best efforts (i) to preserve their business organization intact, (ii) to keep available to the Buyer the Assumed Employees and (iii) to preserve for the Buyer the Seller's, Ontario's and s.r.o.'s present relationships of the Business with their suppliers and customers.

7.8.   No Default.

None of the Seller, Ontario or s.r.o. shall do any act or omit to do any act, or permit any act or omission to act, that will cause a breach of any of the Assumed Contracts.

7.9.   Compliance with Laws.

 The Seller, Ontario and/or s.r.o. shall comply with all Requirements of Law applicable with respect to the Business or the Acquired Assets or as may be required for the valid and effective transfer of the Acquired Assets to the Buyer as contemplated by this Agreement.

7.10.   Advice of Change.

The Seller, Ontario and/or s.r.o. will promptly advise the Buyer in writing of any material adverse change in the business, financial condition, operations, Assets or prospects of the Seller, Ontario and/or s.r.o. or the Business of which the Seller, Ontario and/or s.r.o. has or obtains knowledge.

7.11.  Securities.

Except as provided in this Agreement and the Transaction Documents, none of the Seller, Ontario or s.r.o. will:

(a)

issue, deliver, sell, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, sale, disposition or pledge or other encumbrance of any additional shares of capital stock of any class or any other kind of equity interest, or any securities or rights convertible into, exercisable or exchangeable for, or evidencing the right to subscribe for any shares of capital stock or other kind of equity interest, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of capital stock or other kind of equity interest;

(b)

redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of its outstanding equity, including any shares of capital stock; or

(c)

split, combine, subdivide or reclassify any of its equity, including any shares of capital stock or declare, set aside for payment or pay any dividend, or make any other actual, constructive or deemed distribution in respect of any equity, including shares of capital stock or otherwise make any payments to shareholders or equity holders in their capacity as such.

7.12.   Intracompany Accounts

The Seller, Ontario and s.r.o. shall eliminate any intracompany accounts relating to the Business immediately prior to the Closing without any payment.

7.13.   Tax.

Each of the Seller, Ontario and s.r.o. shall timely file all of its Tax Returns that are due (taking all timely filed extension requests into account) on or before the Closing Date, all such Tax Returns shall be true, correct and complete and the Seller, Ontario and s.r.o. shall timely pay all Taxes required to be filed by any of them (whether or not shown on any Tax Return).  Prior to the Closing Date, none of the Seller, Ontario or s.r.o. shall make or change any election with respect to Taxes, change any accounting method in respect of Taxes, file any amended Tax Return, surrender any claim for refund in respect of Taxes, or settle or compromise any assessment, audit, investigation, claim or contest in respect of Taxes, in each case without the prior written consent of Buyer, which consent shall not be unreasonably withheld.

7.14.   No Solicitation.

(a)

The Seller, Ontario and s.r.o. have ceased and terminated, and have directed each of their respective officers, directors, employees, investment bankers, attorneys or other advisors or representatives to cease and terminate, all activities, discussions, solicitations, communications or negotiations with any Third Party (as defined below) with respect to any Competing Transaction (as defined below).  The Seller shall not, nor shall it permit Ontario or s.r.o. to, nor shall it authorize or permit any officer, director or employee of, or any investment banker, attorney or other advisor or representative of the Seller, Ontario or s.r.o. to (i) solicit, accept or initiate, encourage, or facilitate, directly or indirectly, any inquiries relating to, or the submission of, any proposal or offer, whether in writing or otherwise, from any Person other than the Buyer or any Affiliates thereof (any such other Person, a “Third Party”) to acquire any of the Assets, whether pursuant to a merger, consolidation or other business combination or other transaction, sale of equity, sale of assets, tender offer, exchange offer or similar transaction or series of related transactions (any transaction or series of transactions with the foregoing effect, a “Competing Transaction”); (ii) participate or engage in any discussions or negotiations with any Third Party regarding any Competing Transaction, or furnish to any Third Party any information or data with respect to or access to the assets or properties of the Seller, Ontario and/or s.r.o. in connection with a Competing Transaction, or take any other action to facilitate the making of any proposal that constitutes, or may reasonably be expected to lead to, any Competing Transaction; (iii) withdraw, modify or amend in any way adverse to the Buyer its recommendation to the Seller's shareholders that they approve this Agreement and the Acquisition; or (iv) enter into any agreement with respect to any Competing Transaction, approve or recommend or resolve to approve or recommend any Competing Transaction, or enter into any agreement requiring it to abandon, terminate or fail to consummate the Acquisition or the other transactions contemplated by this Agreement.

(b)

Notwithstanding the foregoing Section 7.14(a) or anything to the contrary in this Agreement, if the Seller receives (in the absence of any violation of Section 7.14(a)) a bona fide, unsolicited written proposal or offer for a Competing Transaction prior to the receipt of the Shareholder Approval that has not been withdrawn, which the Seller's board of directors, acting in good faith (after consultation with outside counsel and financial advisor), determines by majority vote (excluding any members of such board of directors that are not independent of the Third Parties making such offer for a Competing Transaction) (i) is reasonably likely to result in terms which are more favorable from a financial point of view to the holders of Common Shares than the Acquisition; (ii) is reasonably capable of being consummated within a reasonable period of time; and (iii) for which financing, to the extent required, is committed, then the Seller's board of directors may, in response to such unsolicited proposal or offer and subject to compliance with Section 7.14(a) and (b), withdraw its recommendation to the Seller's shareholders that they approve this Agreement and the Acquisition; provided however, that the Seller's board of directors shall only be permitted to withdraw its recommendation as is required to comply with its fiduciary duties, as determined in good faith by a majority of its board of directors of, in accordance with written advice from outside legal counsel.  The Seller shall provide a copy of such written advice of outside legal counsel to the Buyer prior to taking any such actions.

Article 8.   Additional Covenants

8.1.   Hiring Employees.

(a)

At the Closing the Buyer will offer employment to those employees set forth on Schedule 8.1(a) on substantially the same terms and conditions of employment as are then applicable to such employees.  The employees accepting such offer or entering into an Employment Agreement are referred to below as the “Assumed Employees”.

(b)

The Seller shall retain all responsibility for all employees of the Seller and Ontario other than the Assumed Employees.  Nothing in this Agreement shall obligate the Buyer to (i) make any offer of employment to anyone other than an employee set forth on Schedule 8.1(a), (ii) to provide continued employment to any Assumed Employee for any specified period of time following the Closing Date, or (iii) to maintain the same terms of employment (including compensation and benefits) for any specified period of time following the Closing Date.

8.2.   Reserved.

8.3.   Access to Books and Records.

(a)

The Buyer and the Seller each agree to preserve and protect (and the Seller agrees to cause Ontario and s.r.o. prior to Closing to preserve and protect), all books, records, files and data referred to in Section 1.1(m), (i) maintained for the preparation of Tax Returns for a period of seven (7) years after the Closing Date, and (ii) other than those described in (i) above, for a period of six (6) years after the Closing Date.

(b)

The Buyer and the Seller each agree not to destroy (and the Seller agrees to cause Ontario and s.r.o. not to destroy prior to the Closing), any books, records, files or data that are subject to this Section 8.3 (i) for the periods described in clause (a) of this Section 8.3 and (ii) thereafter, without giving at least thirty (30) days' prior notice to the other party.  Upon receipt of such notice, such other party may (i) cause to be delivered to it the records intended to be destroyed, at such other party's expense or (ii) notify the first party that such other party will pay the cost of storing and maintaining such books and records (including any necessary costs of moving such books and records to a location under control of such other party).

(c)

The Seller will (and prior to Closing, the Seller will cause Ontario and s.r.o. to) keep all information referred to in this Section 8.3 confidential in accordance with Section 13.3.

8.4.   Future Use of Name.

The Seller agrees that on and after the Closing Date the Buyer shall have all of the Seller's, Ontario's and s.r.o.'s  rights (if any) to use, and the Seller shall not have the right to use, the words “Astris Energi, Inc.”, “MC250 POWERSTACK”, “LABCELL 50", “LABCELL 200", “BC500", “TL5 TEST LOAD”, “TL6 TEST LOAD”, “E6 Generator”, “E7 Generator”, “E8 Generator”, or any other name that is deceptively or confusingly similar to “Astris Energi Inc.” or “Astris”, in conducting any business endeavor.  The Seller agrees to forthwith file articles of amendment to change its name to delete the word “Astris” as soon as reasonably practicable after the Closing.

8.5.   Satisfaction of Conditions.

The Seller will (and prior to Closing the Seller shall cause Ontario and s.r.o. to) use its best efforts to cause the conditions set forth in Article 9 to be satisfied as promptly as practicable, and in any case will not intentionally take any action, or intentionally bring about any circumstance, that would prevent such a condition from being satisfied.  The Buyer shall use commercially reasonable efforts to cause the conditions set forth in Article 10 to be satisfied as promptly as practicable, and in any case will not intentionally take any action, or intentionally bring about any circumstance, that would prevent such a condition from being satisfied.

8.6.   Collection of Receivables.

From and after the Closing, the Buyer shall have the right and authority to collect for its own account all accounts receivable and other items that are included in the Acquired Assets and to endorse with the name of the Seller, Ontario and/or s.r.o. any checks or drafts received with respect to any such accounts receivable or other items.  The Seller agrees to deliver promptly to the Buyer all cash, checks or other property received directly or indirectly by the Seller with respect to such receivables and other items, including any amounts payable as interest.

8.7.   Shareholders Meeting; Proxy Statement.

The Seller shall:

(a)

(i) use all commercially reasonable efforts to promptly prepare and, no later than fifteen (15) business days after June 5, 2007, file with the SEC a proxy statement complying with all applicable Requirements of Law (including all of the proxy rules of the SEC and information circular requirements under the OBCA and applicable securities Laws) for the purposes of considering and taking action upon this Agreement (the “Proxy Statement”), (ii) obtain and furnish the information required to be included by it in the Proxy Statement and, after consultation with Buyer, respond promptly to any comments made by the SEC with respect to the Proxy Statement and any preliminary version thereof, and (iii) undertake to obtain the Shareholder Approval;

(b)

include in the Proxy Statement the unanimous recommendation of the Board of Directors of the Seller that the shareholders of the Seller vote in favor of the approval of this Agreement and the Acquisition and use its best efforts to solicit from the shareholders of the Seller, proxies in favor of adoption of this Agreement and approval of the Acquisition for the Shareholders Meeting;

(c)

duly call, give notice of, convene and hold a special meeting of its shareholders for the purpose of obtaining the Shareholder Approval (the “Shareholders Meeting”), such meeting to be held not later than thirty (30) days following the filing of the definitive Proxy Statement with the SEC and ASC; and

(d)

if at any time prior to the Shareholders Meeting any information relating to the Seller, Ontario or s.r.o. should be discovered which should be set forth in an amendment or supplement to the Proxy Statement, so that it would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Seller shall promptly notify the Buyer and shall promptly file an appropriate amendment or supplement describing such information with the SEC and ASC and, to the extent required by Law, disseminate it to the shareholders of the Seller.

The Buyer shall, upon request, furnish the Seller with all information concerning it and its Affiliates as the Seller may deem reasonably necessary or advisable in connection with the Seller preparing the Proxy Statement, and Buyer shall be entitled to review and approve the statements made regarding such matters prior to filing with the SEC and ASC.  If at any time prior to the Shareholders Meeting any information relating to the Buyer, or any of its Affiliates, officers or directors, should be discovered by the Buyer which should be set forth in an amendment or supplement to the Proxy Statement, so that it would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Buyer shall promptly notify the Seller and the Seller shall promptly file an appropriate amendment or supplement describing such information with the SEC and ASC and, to the extent required by Law, disseminate it to the shareholders of the Seller.

8.8.   Non-Competition Agreement.

 (a)

In consideration of the Acquisition contemplated hereunder and other valuable consideration, for a period of five (5) years after the Closing Date (the “Non-Compete Period”), the Seller (and its successors) shall not, anywhere in the world:

(i)

directly or indirectly, engage in the marketing, development, manufacturing, distribution, licensing, divestiture, or sale of any Restricted Product;

(ii) directly or indirectly, engage in the marketing, development, manufacturing, distribution, licensing, divestiture, or sale of alkaline fuel cells;

(iii) conduct or manage, or own any stock or other ownership interest in, any business or enterprise that conducts business or operations which are the same as, substantially similar to or otherwise competitive with a business which develops or sells alkaline fuel cells; or

(iv) otherwise directly or indirectly compete with a business which develops or sells alkaline fuel cells.

(b)

During the Non-Compete Period, the Seller (and its successors) shall not, directly or indirectly, cause or attempt to cause (A) any client, customer or supplier or prospective customer or supplier of Buyer to terminate or materially reduce its business with Buyer, (B) any officer, employee or consultant of the Buyer to resign or sever a relationship with the Buyer or any of its Affiliates or (C) otherwise interfere with any relationships, contractual or otherwise, the Buyer has with any officer, employee, consultant, client, customer, supplier, prospective customer or supplier.  In addition, during the Non-Compete Period and thereafter, the Seller (and its successors) shall not directly or indirectly, disclose (unless compelled by judicial or administrative process) or use any proprietary, non-public, confidential or secret information directly relating to the Restricted Products or Acquired Assets.

(c)

The parties hereto recognize that the Laws and public policies of the various states, provinces, countries and other governments jurisdictions may differ as to the validity and enforceability of covenants similar to those set forth in this Section.  It is the intention of the parties that the provisions of this Section be enforced to the fullest extent permissible under the Laws and policies of each jurisdiction in which enforcement may be sought, and that the unenforceability (or the modification to conform to such Laws or policies) of any provisions of this Section shall not render unenforceable, or impair, the remainder of the provisions of this Section.  Accordingly, if any provision of this Section shall be determined to be invalid or unenforceable, such invalidity or unenforceability shall be deemed to apply only with respect to the operation of such provision in the particular jurisdiction in which such determination is made and not with respect to any other provision or jurisdiction.

(d)

The parties hereto acknowledge and agree that the provisions hereof are reasonable and that any remedy at Law for any breach of the provisions of this Section would be inadequate, and Seller hereby consents to the granting by any court of an injunction or other equitable relief, without the necessity of actual monetary loss being provided, in order that the breach or threatened breach of such provisions may be effectively restrained.

Article 9.   Buyer's Closing Conditions

The obligations of the Buyer to purchase and pay for the Acquired Assets and perform its obligations at the Closing are subject to the satisfaction, at or before the Closing, of all the conditions set forth in this Article 9.  The Buyer may waive any or all of such conditions in whole or in part without prior notice.  No such waiver of a condition shall, however, constitute a waiver by the Buyer of any of its other rights or remedies, at law or in equity, if the Seller shall breach or be in default under any of its representations, warranties or covenants made under or pursuant to this Agreement.

9.1.   Accuracy of Representations and Warranties.

All representations and warranties made pursuant to Article 5 shall have been true and correct in all material respects (without giving duplicative effect to any materiality qualifier set forth in the text of such representation or warranty) as of the date hereof, and shall be true and correct in all material respects (without giving duplicative effect to any materiality qualifier set forth in the text of such representation or warranty) at and as of the Closing as though made at and as of that time and the Seller shall have delivered to the Buyer a certificate to that effect, duly executed by an authorized officer of the Seller.

9.2.   Seller's Performance.

The Seller shall have performed, satisfied and complied in all material respects (without giving duplicative effect to any materiality qualifier set forth in the text of such covenant or agreement) with all covenants and agreements required by this Agreement to be performed, satisfied or complied with by it at or before the Closing and the Seller shall have delivered to the Buyer a certificate to that effect, duly executed by an authorized officer of the Seller.

9.3.   Delivery of Resolutions, Certificates, etc.

The Seller shall have delivered to the Buyer the following documents: (i) a certified copy of the resolutions duly adopted by the Seller's board of directors authorizing the execution, delivery and performance of this Agreement and the Acquisition, (ii) a certified copy of the resolutions duly adopted by the Seller's shareholders adopting this Agreement and the Acquisition, (iii) a certificate of status for the Seller and Ontario issued by the Ministry of Consumer and Business Services, of the Province of Ontario, Canada, and dated as of the Closing Date, and (iv) a notarial copy of the Seller's and Ontario's constating documents and their respective by-laws.

9.4. Consents to Assignment and Estoppel Certificate.

All agreements and consents to the assignment of the Assumed Contracts, and all waivers of termination, cancellation and other rights, necessary, or deemed by the Buyer to be advisable, shall have been obtained by the Seller and delivered to the Buyer, and none of such agreements, consents or waivers shall be conditioned upon the giving of any consideration by the Buyer or any change in the terms of such Assumed Contracts.  The Seller shall have obtained and furnished to Buyer Estoppel Certificates in a form satisfactory to the Buyer from the landlords of Real Property Tenant Leases.

9.5.   Litigation.

There shall be no investigation, notice, litigation, arbitration or proceeding pending or threatened for the purpose of enjoining or preventing the consummation of this Agreement or claiming that the consummation of this Agreement is illegal or improper or which, if decided adversely, would adversely affect the right of the Buyer to own and enjoy the full use and operation of the Acquired Assets or the Business in the manner theretofore used and operated if and when the transactions contemplated hereby are consummated.

9.6.  Delivery of Formulas and Manufacturing Processes.

Jiri Nor shall have delivered to the Person designated by the Buyer all written representations of the formula(s) relating to the composition of the electrodes and accompanying manufacturing processes and operating procedures which the Seller, Ontario and/or s.r.o. have used to produce fuel cell stacks.

9.7.  I.M.I. Letter Agreement; Wright Debentures and Warrants.

(a)

Written notice of termination has been delivered to I.M.I. by the Seller in connection with that certain Letter Agreement by and between I.M.I. and the Seller, dated November 29, 2001, and such notice has not been rescinded, and will be effective 60 days after the date thereof.

(b)

All of the debentures and warrants held by Michael Wright shall be cancelled and evidence of such cancellation (in form and substance satisfactory to the Buyer) shall have been delivered to the Buyer.

9.8.   Governmental and Other Approvals.

The Buyer shall have been furnished with evidence satisfactory to it of the timely consent or approval of, filing with or notice to, and the expiration of the waiting periods imposed by, each Governmental Entity or other Person (whether or not governmental in character) that is required or, in the Buyer's reasonable discretion, reasonably necessary in connection with the execution or delivery of this Agreement or the consummation of the transactions contemplated hereby or the ownership or operation of the Acquired Assets, including without limitation all consents and approvals described on Schedule 5.13 of the Seller Disclosure Schedule, and all such consents to be on terms reasonably acceptable to the Buyer.

9.9.   Fairness Opinion.

The Fairness Opinion shall have been delivered, and shall have not been withdrawn, rescinded or modified.

9.10.   Opinion of the Seller's Counsel.

The Buyer shall have received such legal opinion from the Seller's Canadian solicitors dated the Closing Date, substantially in the form attached as Exhibit G (the “Legal Opinion”).

9.11.   Transfer of Ontario Shares.

The Buyer shall have received such documents as its attorneys shall consider necessary to transfer the Subsidiary Shares to the Buyer or its nominee and confirm the Seller's ownership of Ontario, and all Requirements of Law of Ontario shall be fulfilled as to the transfer of the Subsidiary Shares to the Buyer.

9.12.   Waivers.

The Waivers shall be in full force and effect and shall not have been modified, rescinded or withdrawn.

9.13.

No Material Adverse Effect.

There shall not have occurred or exist a Seller Material Adverse Effect.

9.14. Employee, Etc. Matters.

The Employment Agreements shall be in full force and effect and the Buyer shall be satisfied, in its sole discretion, that sufficient employees of the Seller, Ontario and s.r.o. will accept the Buyer's offers of employment to permit efficient and businesslike operations of the Business. Each of the persons set forth on Schedule 4.2(a)(iv) shall have executed and delivered to Buyer such other documents concerning the termination of their employment with the Seller and their acceptance of employment with Buyer as Buyer may request.

The Seller shall have delivered to the Buyer satisfactory evidence that as of the Closing Date all of the employees of the Seller have been paid in full, including, all vacation pay, and that all prescribed amounts have been withheld and remitted to the applicable taxation authority.

9.15.  Tax Matters.

The Seller shall have delivered to the Buyer satisfactory evidence and confirmation that all Canadian and Ontario taxes due and payable prior to the Closing Date, including withholding tax, GST, PST and corporate tax, and any Taxes due and payable prior to the Closing Date by Ontario and/or s.r.o. have been paid in full.

The Seller and the Buyer shall have executed and delivered all necessary election forms pursuant to the Excise Tax Act and the Income Tax Act so as to limit the taxes payable by the parties on closing all in form satisfactory to the parties hereto and their counsel.

9.16. Approval of Documentation.

(a)

The Seller shall have delivered to the Buyer all deliverables required under Section 4.2(a), and such other certificates, instruments, opinions and other documents as the Buyer may reasonably request, and the form and substance of all certificates, instruments, opinions and other documents delivered to the Buyer under this Agreement shall be satisfactory in all reasonable respects to the Buyer and its counsel.

(b)

The Shareholder Approval shall have been obtained in accordance with applicable Law and the Seller's by-laws.

9.17. Side Letter.

The Seller shall have delivered to the Buyer the Side Letter, duly executed by the Seller.

9.18. Liens Released.

The Buyer shall have received satisfactory evidence that all Liens, save and except for Permitted Liens, against the Acquired Assets have been released. Michael Wright's lien shall have been released in connection with the transaction described in Section 9.7(b).

9.19. Bulk Sales Act.

The Buyer and Seller shall execute and deliver a waiver whereby they shall waive the necessity for compliance by the Buyer with the provisions of the Bulk Sales Act (Ontario) and the Seller shall deliver to the Buyer an indemnity whereby the Seller shall indemnify and save the Buyer harmless from and against any costs, damages and expenses (including, actual legal fees, GST and disbursements) which the Buyer may suffer or incur as a result of the Seller's failure to comply with the provisions of the Bulk Sales Act (Ontario).

9.20. Dissent Rights.

Holders of no more than 5% of the total issued and outstanding shares of the Seller shall have exercised their dissent rights pursuant to Section 185 of the OBCA.

Article 10.   Seller's Closing Conditions

The obligations of the Seller to sell and deliver the Acquired Assets to the Buyer and perform its other obligations at the Closing are subject to the satisfaction, at or before the Closing, of all the conditions set forth in this Article 10.  The Seller may waive any or all of such conditions in whole or in part without prior notice.  No such waiver of a condition shall, however, constitute a waiver by the Seller of any of its other rights or remedies, at law or in equity, if the Buyer shall breach or be in default under any of its representations, warranties or covenants made under or pursuant to this Agreement.

10.1.   Accuracy of Representations and Warranties.

All representations and warranties made pursuant to Article 6 shall have been true and correct in all material respects (without giving duplicative effect to any materiality qualifier set forth in the text of such representation or warranty) as of the date hereof, and shall be true and correct in all material respects (without giving duplicative effect to any materiality qualifier set forth in the text of such representation or warranty) at and as of the Closing as though made at and as of that time and the Buyer shall have delivered to the Seller a certificate to that effect, duly executed by an authorized officer of the Buyer.

10.2.   Buyer's Performance.

The Buyer shall have performed, satisfied and complied in all material respects (without giving duplicative effect to any materiality qualifier set forth in the text of such covenant or agreement) with all covenants and agreements required by this Agreement to be performed, satisfied or complied with by it at or before the Closing and the Buyer shall have delivered to the Seller a certificate to that effect, duly executed by an authorized officer of the Buyer.

Article 11.   Indemnification

If the Closing occurs, but not otherwise, the provisions of this Article 11 shall apply.

11.1.   Indemnity by the Seller.

Subject to the provisions of Sections 11.3 through 11.9, the Seller agrees to indemnify, defend and hold the Buyer and its Affiliates harmless from and with respect to any and all claims, liabilities, losses, damages, diminution in value, costs and expenses, including the reasonable fees and disbursements of counsel (collectively, the “Losses”), related to or arising directly or indirectly out of any of the following:

(a)

any inaccuracies in any representation or warranty made by the Seller in this Agreement or any failure or breach by the Seller of any covenant, obligation, or undertaking made by the Seller in this Agreement;

(b)

except for the Assumed Liabilities, and whether or not the event, circumstance or fact giving rise to Losses also constitutes a breach of any of the representations or warranties or covenants of the Seller, any and all claims, liabilities and obligations arising out of the operation of the Business or the use of the Acquired Assets in the operation thereof or any business carried on by the Seller or any of their predecessors on or prior to the Closing Date (whether asserted before or after the Closing Date), including the following:

(i)

any actual or alleged liability for (x) death or injury to person or property arising as a result of any actual or alleged defect in any product sold or manufactured or service rendered by the Seller, Ontario and/or s.r.o. on or prior to the Closing Date or (y) any warranty or similar claims arising out of defects in any product sold or services performed by the Seller, Ontario and/or s.r.o. on or prior to the Closing Date;

(ii)

any claims, liabilities and obligations arising from the Excluded Liabilities;

(iii)

any violation on or prior to the Closing Date of any Requirement of Law or any order, judgment, writ, injunction, decree or similar command of any Governmental Entity;

(c)

except for the Assumed Liabilities, any claim by, or liability or obligation to any employee of the Seller, Ontario and/or s.r.o. in connection with his or her employment or termination of employment on or prior to the Closing Date by the Seller, Ontario or s.r.o.;

(d)

any actual or asserted liability for Taxes of the Seller, Ontario and/or s.r.o., or any entity in which the Seller, Ontario and/or s.r.o. have a direct or indirect interest; provided, that (i) any real property Taxes, personal property Taxes or similar ad valorem Taxes levied with respect to the Acquired Assets attributable to any Tax period that includes but ends after the Closing Date (each, a “Straddle Period”), shall be apportioned between the each of the Seller and the Buyer based on the number of days of the applicable Tax period that fall on or before the Closing Date (the “Pre-Closing Tax Period”) and the number of days that fall after the Closing Date (the “Post-Closing Tax Period”), and (ii) the Seller shall be liable for the portion of such Taxes that is attributable to the Pre-Closing Tax Period, and the Buyer shall be liable for the portion of such Taxes that is attributable to the Post-Closing Tax Period;

(e)

any claim, liability or obligation relating to any broker or finder retained or utilized by the Seller, Ontario and/or s.r.o. or representing the Seller, Ontario and/or s.r.o. in connection with the transactions contemplated by this Agreement;

(f)

any Taxes of any other Person for which the Seller, Ontario and/or s.r.o. is or may be liable as a result of the application of Law, as a transferee or successor, by contract, or otherwise; or

(g)

any Excluded Asset.

11.2.   Indemnity by the Buyer

Subject to the provisions of Sections 11.3 through 11.9, the Buyer agrees to indemnify, defend and hold the Seller and its Affiliates harmless from and with respect to any and all Losses, related to or arising directly or indirectly out of any of the following:

(a)

any inaccuracies in any representation or warranty made by the Buyer in this Agreement or any failure or breach by the Buyer of any covenant, obligation or undertaking made by the Buyer in this Agreement (including without limitation any failure by the Buyer to pay or perform any of the Assumed Liabilities); or

(b)

any claim, liability or obligation relating to any broker or finder retained or utilized by the Buyer or representing the Buyer in connection with the transactions contemplated by this Agreement.

11.3.   Time Limitations.

(a)

Neither the Seller nor the Buyer shall be liable to the other under this Article 11 for any claim relating to a breach of any representation or warranty referred to in Section 11.1(a) or Section 11.2(a) or any claim arising under Section 11.1(d) unless:

(i)

in the case of any claim arising under any of Sections 5.1 - 5.4, 5.6 - 5.7(i) - (x) and (xii), 5.9 - 5.13, 5.15, 5.17, 5.20, 5.22 - 5.27, 5.29 - 5.33 or Sections 6.1 - 6.4 (each a “Specified Misrepresentation Claim”), the claim is asserted in writing by the party seeking indemnification no later than the first (1st) anniversary of the Closing Date; and

(ii)

in the case of any claim arising under Section 5.21 or any claim arising under Section 11.1(d) or Section 11.1(f) (each a “Tax Claim”), not later than three (3) months after the expiration of the applicable statute of limitations with respect to the tax matter to which the Tax Claim relates, as such limitation period may be extended from time to time.

Notwithstanding anything to the contrary contained herein, no time restrictions shall apply (subject to any applicable statutes of limitations) to any of the following: any (x) claim for indemnification arising under Section 11.1(a) or Section 11.2(a) other than a Specified Misrepresentation Claim or a Tax Claim (y) any Specified Misrepresentation Claim involving or in any way related to or affecting Ontario, and (z) any claim for indemnification under Sections 11.1(b) (other than a Tax Claim), 11.1(c), 11.1(d), 11.1(e), or 11.2(b).

11.4.   Materiality Standards; Dollar Thresholds.

(a)

For purposes of determining those Losses arising from breaches of representations, warranties or covenants which will be subject to indemnification under this Article 11, the Buyer and the Seller have agreed to use predictable dollar thresholds as provided in this Section 11.4.  Accordingly, the Buyer and the Seller agree that with respect to any representation, warranty or covenant referred to in Section 11.1(i) or 11.2(i), if such representation, warranty or covenant contains a materiality qualification (e.g., “material,” “materially,” “material to the Business,” “Seller Material Adverse Effect”, “in all material respects,” or similar qualifiers), such materiality qualification shall be disregarded and only the dollar thresholds stated in this Section 11.4 will apply.

(b)

Except for Specified Misrepresentation Claims involving or in any way related to or affecting Ontario, neither the Seller nor the Buyer shall be liable to the other for any Specified Misrepresentation Claim until aggregate Losses exceed ten thousand U.S. dollars (US$10,000), and once exceeded, all Losses (beginning with the first dollar) shall be indemnified (“Minor Claims”).

(c)

No claim for indemnification under Section 11.1 or Section 11.2, other than a Specified Misrepresentation Claim, shall be subject to any threshold amount.

(d)

In the event that the Seller is required to indemnify and save harmless the Buyer or its Affiliates pursuant to this Agreement in respect of any Losses suffered or incurred, the liability of the Seller will not exceed a maximum aggregate amount equal to the Cash Purchase Price; provided however that any Loss involving or otherwise related to or affecting Ontario for which Seller is required to indemnify Buyer or its Affiliate shall not be subject to such limit.

(e)

The Buyer agrees that it shall have no indemnification claim relating to the performance of the Seller's products except for claims arising in connection with a breach of Section 5.14(o).

11.5.   Claims.

(a)

Any party seeking indemnification (the “Indemnified Party”) shall promptly notify the other party hereto obligated to provide indemnification hereunder (the “Indemnifying Party”) of any action, suit, proceeding, demand or breach (a “Claim”) with respect to which the Indemnified Party claims indemnification, provided that failure of the Indemnified Party to give such notice shall not relieve any Indemnifying Party of its obligations under this Article 11 except to the extent, if at all, that such Indemnifying Party shall have been prejudiced thereby.  If such Claim relates to any action, suit, proceeding or demand instituted against the Indemnified Party by a third party (a “Third Party Claim”), upon receipt of such notice from the Indemnified Party, the Indemnifying Party shall be entitled to participate in the defense of such Third Party Claim. The Indemnifying Party may assume the defense of such Third Party Claim, and in the case of such an assumption the Indemnifying Party shall have the authority to negotiate, compromise and settle such Third Party Claim provided that:

(i)

the Indemnifying Party confirms in writing that it is obligated to indemnify the Indemnified Party with respect to such Third Party Claim;

(ii)

the Indemnified Party does not give the Indemnifying Party written notice that it has determined, in the exercise of its reasonable discretion, that matters of corporate or management policy or a conflict of interest make separate representation by the Indemnified Party's own counsel advisable; and

(iii)

the Indemnifying Party establishes to the reasonable satisfaction of the Indemnified Party that the Indemnifying Party has (and will continue to have) adequate financial resources to satisfy and discharge such action or claim.

The Indemnified Party shall retain the right to employ its own counsel and to participate in the defense of any Third Party Claim, the defense of which has been assumed by the Indemnifying Party pursuant hereto, but the Indemnified Party shall bear and shall be solely responsible for its own costs and expenses in connection with such participation.

(b)

Notwithstanding the foregoing provisions of this Section 11.5, (i) no Indemnifying Party shall be entitled to settle any Third Party Claim without the Indemnified Party's prior written consent unless as part of such settlement the Indemnified Party is released in writing from all liability with respect to such Third Party Claim and (ii) no Indemnified Party shall be entitled to settle any Third Party Claim without the Indemnifying Party's prior written consent unless as part of such settlement the Indemnifying Party is released in writing from all liability with respect to such Third Party Claim, other than the related claim for indemnification under this Article 11.

(c)

In the event one party hereunder should have a claim for indemnification that does not involve a Third-Party Claim, the party seeking indemnification shall promptly send notice of such Claim to the other party.  If the latter disputes such Claim, such dispute shall be resolved by agreement of the parties.

11.6.   Method and Manner of Paying Claims.

Subject to the Indemnifying Party's right pursuant to Section 11.5 to defend, negotiate, compromise and settle a Third Party Claim, the amount of any Claim shall be paid by the Indemnifying Party forthwith on demand.  The unpaid balance of a Claim shall bear interest at the Prime Rate plus 600 basis points from the date notice thereof is given by the Indemnified Party to the Indemnifying Party; provided that the Indemnifying Party shall only be obligated to pay interest on that portion of such Claim ultimately determined to be owed to the Indemnified Party.

11.7.   Straddle Claims.

With respect to the indemnification obligations of the Seller and the Buyer under this Article 11, to the extent that any matter, event or occurrence exists both before and after the Closing Date, such that the Buyer and the Seller could both be entitled to indemnification with respect thereto, the respective indemnification obligations of the Buyer and  the Seller shall be equitably apportioned between the Buyer and the Seller based on respective lengths of time, comparative opportunity to correct or prevent such matter or occurrence, whether or not the underlying matter or occurrence also gives rise to a breach of any of the representations and warranties made by any party to this Agreement or other equitable factors.

11.8.   Insurance Proceeds.

(a)

No Indemnified Party shall be obligated to pursue or collect from any insurer prior to making a claim for indemnification pursuant to this Article 11 and no Indemnifying Party shall be entitled to postpone performance of any indemnification obligation under this Article 11 while an insurance claim is pending.  However, without limiting any of the provisions of Sections 11.1 through 11.7, in connection with any matter subject to indemnification under this Article 11, all parties shall cooperate with each other in giving notice of any claim to any insurer (including an insurer of an Indemnified Party) and shall provide reasonable assistance in the collection of any such claim; provided, however, that there is no duty to provide notice, cooperate or assist with respect to an Indemnified Party's insurance policies (including the Insurance Policies) where the Indemnified Party determines in its sole discretion that such notice, cooperation or assistance could invalidate any portion of the coverage available under such policy or result in the imposition of retroactive premiums or prospective premium increases.  In addition, if an Indemnified Party makes such a determination after it has notified its insurer, it shall be entitled to retract such notice.

(b)

If an Indemnified Party actually receives insurance proceeds, the amount for which such Indemnified Party is entitled to indemnification under this Article 11 shall be reduced appropriately.  In the event an Indemnified Party receives insurance proceeds after being paid by the Indemnifying Party with respect to an indemnifiable matter under this Article 11, the Indemnified Party will remit such proceeds to the Indemnifying Party, up to the amount previously paid by the Indemnifying Party with respect to such matter.  Nothing in this Section 11.8 shall be deemed to waive or limit the subrogation rights of any insurer.

11.9   Allocation of Environmental Liabilities.

(a)

The provisions of this Section 11.9 are the result of mutual compromise and represent an allocation of responsibility and risk for Environmental Liabilities as between the Seller and the Buyer.  Each party has given weight to these matters in entering into the Agreement and setting the purchase price.  The Seller and the Buyer intend that the allocation of risk and responsibility for Environmental Liabilities in this Section 11.9 and other provisions of this Agreement shall be given full effect.

(b)

Seller shall retain and be solely responsible for all Environmental Liabilities relating to the Business (including without limitation the Acquired Assets), Ontario and s.r.o. that existed prior to the Closing Date (collectively, “Seller's Retained Environmental Liabilities”); and

(c)

Buyer shall assume and be solely responsible for all Environmental Liabilities relating to the Acquired Assets, Ontario and s.r.o.  arising after, and only after, the Closing Date (collectively, “Buyer's Assumed Environmental Liabilities”).

This Section 11.9 shall survive Closing and shall be binding on the parties' transferees, purchasers, successors and assigns, as well as future tenants, operators and licensees.

Article 12.   Termination

12.1.   Termination of Agreement.

The parties may terminate this Agreement as provided below:

(a)

the Buyer and the Seller may terminate this Agreement by mutual written consent at any time prior to the Closing;

(b)

so long as the Buyer is not in material breach of any representations or warranties under Article 6, or of any covenant, agreement or undertaking of the Buyer herein, the Buyer may terminate this Agreement by giving written notice to the Seller at any time prior to the Closing in the event:

(i)

the Seller is in material breach (without giving duplicative effect to any materiality qualifier contained in the text of such covenant, agreement or undertaking) of any covenant, agreement or undertaking contained in this Agreement and such material breach is not cured within ten (10) days after written notice from the Buyer of such breach; or

(ii)

the representations and warranties of the Seller contained in Article 5, shall have been breached or been inaccurate in any material respect (without giving duplicative effect to any materiality qualifications contained in the text of such representation or warranty), in either case only to the extent that such material breach or inaccuracy of representation or warranty is not cured within ten (10) days after the date of the applicable notice;

(c)

so long as the Seller is in material breach of any representations or warranties under Article 5, or of any covenant, agreement or undertaking herein, the Seller may terminate this Agreement by giving written notice to the Buyer at any time prior to the Closing in the event:

(i)

the Buyer is in material breach (without giving duplicative effect to any materiality qualifier contained in the text of such covenant, agreement or undertaking) of any covenant, agreement or undertaking contained in this Agreement and such material breach is not cured within thirty (30) days after written notice from the Seller of such breach; or

(ii)

the representations and warranties of the Buyer contained in Article 6 shall have been breached or been inaccurate in any material respect (without giving duplicative effect to any materiality qualifications contained in the text of such representation or warranty), in either case only to the extent that such material breach or inaccuracy of representation or warranty is not cured within thirty (30) days after the date of the applicable notice;

(d)

the Buyer may terminate this Agreement by giving written notice to the Seller at any time prior to the Closing if the Closing has not occurred on or before July 31, 2007 by reason of the failure to occur of any closing condition under Article 9 (unless the failure results primarily from the Buyer itself breaching any representation, warranty or covenant contained in this Agreement); and

(e)

the Seller may terminate this Agreement by giving written notice to the Buyer at any time prior to Closing if the Closing has not occurred on or before July 31, 2007, by reason of the failure to occur of any closing condition under Article 10 (unless the failure results primarily from the Seller itself breaching any representation, warranty or covenant contained in this Agreement).

12.2.   Effect of Termination.

(a)

In the event of the termination or abandonment of this Agreement pursuant to Section 12.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its affiliates, directors, or officers thereof other than pursuant to the provisions of this Section 12.2; provided, that nothing contained in this Section 12.2 shall relieve any party from liability for any fraud or the intentional breach of any representation, warranty, covenant or other agreement contained in this Agreement occurring prior to termination.

(b)

In the event of termination of this Agreement without consummation of the transactions contemplated hereby by the Buyer pursuant to Section 12.1(b) or 12.1(d), or if the Seller's board of directors withdraws its recommendation of the Acquisition pursuant to Section 7.14(b) then the Seller:

(i) shall pay Buyer by wire transfer of immediately available funds a nonrefundable fee in the amount equal to the greater of (x) the aggregate amount previously advanced by GSI, and its Affiliates, to the Seller pursuant to the Note and (y) $500,000 (the “Termination Fee”) concurrently with termination; and

(ii) the Note shall become immediately due and payable to the Buyer in accordance with its terms.

(c)

The parties acknowledge and agree that the Buyer and its Affiliates have incurred significant expense in negotiation and entering into this Agreement and that if terminated in the context of facts giving rise to the payment of the Termination Fee, (i) the Termination Fee shall be deemed liquidated damages appropriate in such circumstances and not in the nature of a penalty, and (ii) the payment of the Termination Fee also shall be deemed an appropriate measure of liquidated damages to compensate the Buyer for expenses associated with the transactions contemplated hereby, and not in the nature of a penalty.

Article 13.   Miscellaneous

13.1.   Transaction Expenses.

(a)

Subject to compliance by Seller of its obligations pursuant to Section 9.15 hereof, Buyer shall pay all applicable transfer taxes arising out of the sale of the Acquired Assets (collectively, “Transfer Taxes”).

(b)

The Seller shall use reasonable efforts to minimize the amount of all such Transfer Taxes and shall cooperate in providing the Buyer with making any appropriate tax elections requested by the Buyer and in providing any other documentation reasonably requested by the Buyer.  The party that is required by applicable law to make the filings, reports or returns and to handle any audits or controversies with respect to any applicable Transfer Taxes shall do so, and the other party shall cooperate with respect thereto as necessary.

(c)

Whether or not the transactions contemplated by this Agreement are consummated, each party shall (except as otherwise specified in Sections 3.3 and 12.2) pay its own fees and expenses incident to the negotiation, preparation, execution, delivery and performance hereof, including the fees and expenses of its counsel, accountants and other experts and any broker or finder engaged or alleged to have been engaged by such party.

13.2.   Confidentiality.

(a)

Until the Closing or the termination of this Agreement in accordance with its terms, whichever first occurs, the Buyer and the Seller will treat the terms and existence of this Agreement and the information disclosed to the Buyer by the Seller, Ontario and/or s.r.o. in accordance with the terms of the Confidentiality Agreement by and between the Seller and the Buyer's Affiliate dated as of August 9, 2006 (the “Confidentiality Agreement”).  In the event of such a termination of this Agreement pursuant to Section 12.1, the terms of the Confidentiality Agreement shall be applicable according to its terms.

(b)

Following the Closing, the Seller shall keep confidential, and shall cause its Affiliates and instruct its officers, directors, employees and advisors to keep confidential, all non-public information relating to the Business, the Acquired Assets and the Assumed Liabilities, except as required by Law and except for information that becomes public other than as a result of a breach of this Section 13.2.  If Seller determines that a disclosure is required by Law, Seller shall promptly notify Buyer of such determination reasonably in advance of making any such disclosure, so that Buyer may take such actions as it desires to prevent such disclosure and/or protect such confidential information.  Seller agrees to cooperate with Buyer in taking such actions to prevent such disclosure and/or protect such confidential information, at Buyer's request, and at Buyer's expense.

13.3.   Amendment and Restatement; Other Agreements Superseded; Waiver and Modification, Etc.

The Buyer and the Seller agree that this Agreement amends, restates and consolidates the Original Agreement. This Agreement supersedes all prior agreements or understandings, written or oral, between the Seller, Ontario and/or s.r.o. on the one hand and the Buyer and any Affiliate of the Buyer on the other hand relating to any form of the acquisition of the Business (including the Original Agreement and the letter of intent by and between the Seller and GSI dated as of April 13, 2007, as amended by that letter agreement dated May 31, 2007 (collectively, the “LOI”)) and incorporates the entire understanding of the parties with respect thereto.  This Agreement may be amended or supplemented only by a written instrument signed by the party against whom the amendment or supplement is sought to be enforced.  The party benefited by any condition or obligation may waive the same, but such waiver shall not be enforceable by another party unless made by written instrument signed by the waiving party.

13.4.   Further Assurances.

The Seller agrees, at any time at or after the Closing, at its own expense, to execute, acknowledge and deliver any further deeds, assignments, conveyances and other assurances, documents and instruments of transfer reasonably requested by the Buyer, and to take any other action consistent with the terms of this Agreement that may reasonably be requested by the Buyer, for the purpose of assigning, transferring, granting, conveying and confirming to the Buyer, or reducing to the Buyer's possession, any or all of the Acquired Assets.

13.5.   Representations and Warranties, Indemnities.

(a)

The representations and warranties made in this Agreement or made in writing pursuant hereto shall survive the Closing and be enforceable notwithstanding any due diligence conducted, any investigation of or knowledge with respect to the matters covered thereby by or on behalf of any party to whom they are made.  The Seller and the Buyer acknowledge that the other is entering into this Agreement, and will consummate the transactions contemplated hereby, in reliance upon the express representations and warranties of the other party made in this Agreement or made in a writing delivered pursuant hereto.  The indemnifications set forth in Article 11 are intended to transfer the risk of the matters covered to the Indemnifying Party, irrespective of any knowledge that the Indemnified Party has with respect to the matters covered.

(b)

If (i) any representation or warranty of the Seller becomes untrue between the execution of this Agreement and the Closing Date, as a result of an event beyond the control of the Seller (i.e., an event that was not directly or indirectly a result of the Seller's or any of its officer's or director's, actions or failures to act) and (ii) the Seller notifies the Buyer in writing of such breach, then the Buyer may, in its sole discretion, choose to (x) terminate this Agreement pursuant to Section 12.1(b)(ii) herein or (y) waive its rights under the Agreement in connection with such breach.

13.6.   Recovery of Litigation Costs.

If any legal action or any arbitration or other proceeding is brought for the enforcement of this Agreement, or because of an alleged dispute, breach, default or misrepresentation in connection with any provision of this Agreement, the successful or prevailing party shall be entitled to recover reasonable attorneys' fees and other costs incurred in that action or proceeding, in addition to any other relief to which it may be entitled.

13.7.   Notices.

Any notice under or relating to this Agreement shall be given in writing and shall be deemed sufficiently given and served for all purposes when personally delivered or transmitted by facsimile or three Business Days after a writing is deposited in the United States or Canadian mail, first class postage or other charges prepaid and registered, addressed as follows:

(a)

If to the Buyer:

Facsimile:  (416) 869-0547

MKU Canada Inc.

c/o Atul Sabharwal

5241 - 42nd Street, NW

Washington, D.C. 20015

With a copy to:

Bingham McCutchen LLP

Attention: John Klusaritz, Esq.

2020 K Street, NW

Washington, DC 20006

Facsimile:  (202) 373-6001

And with a copy to:

Garfinkle, Biderman LLP

Attention: Barry M. Polisuk

1 Adelaide Street East, Suite 801

Toronto, ON   M5C 2V9

(b)

If to the Seller:

Lang Michener LLP

Attention: Howard Drabinsky

BCE Place

181 Bay Street, Suite 2500

Toronto, ON  M5J 2T7

Facsimile:  (416) 365-1719

With a copy to:

Lang Michener LLP

Attention: Howard Drabinsky

BCE Place

181 Bay Street, Suite 2500

Toronto, ON  M5J 2T7

Facsimile:  (416) 365-1719

13.8.   Law Governing.

This Agreement shall be construed in accordance with and governed by the laws of the State of New York excluding the application of any of its choice of law rules that would result in the application of the laws of another jurisdiction.

13.9.   Successors; Assignability.

This Agreement shall inure to the benefit of and be binding upon the heirs, executors, administrators, successors and assigns of the parties hereto.  Neither party may assign its rights hereunder without the prior written consent of the other party, except that the Buyer may assign this Agreement and its rights hereunder to one or more of its lenders as collateral security.  Any purported assignment contrary to the provisions of this Section 13.9 shall be void and of no force or effect.

13.10.   Time of Essence.

Time is of the essence of this Agreement and all of the terms, conditions and provisions hereof.

13.11.   Counterparts.

This Agreement may be executed in any number of counterparts and each such executed counterpart shall be deemed to be an original instrument, but all such executed counterparts together shall constitute one and the same instrument.  One party may execute one or more counterparts other than that or those executed by another party, without thereby affecting the effectiveness of any such signatures.

13.12.   Parties in Interest.

Nothing in this Agreement, express or implied, is intended to confer any rights or remedies under or by reason of this Agreement on any Person other than the parties to this Agreement and their respective permitted successors and assigns, nor is anything in this Agreement intended to relieve or discharge any obligation of any third Person to any party hereto or give any third Person any right of subrogation or action over against any party hereto.

13.13.   References.

Unless expressly indicated to the contrary, all references herein to Articles, Sections and Exhibits refer to the specified part of this Agreement.  All terms such as “herein,” “hereby” or “hereunder” refer to this Agreement as a whole.

13.14.   Headings; Date.

The headings used in this Agreement are provided for convenience only and this Agreement shall be interpreted as though they did not appear herein.

13.15.   Construction.

(a)

This Agreement has been negotiated and prepared jointly by both parties and their attorneys, and shall not be construed for or against either party but shall be given a fair and reasonable construction in accordance with the intention of the parties.

(b)

Any reference herein to Ontario's and/or s.r.o.'s obligations, duties and/or actions shall be interpreted to include an express obligation of the Seller to cause Ontario and/or s.r.o. to perform such obligation, duty or action prior to the Closing.

13.16.   Consent to Jurisdiction; Service of Process.

The parties consent to the exclusive jurisdiction of the state courts for New York in connection with any action arising out of or relating to this Agreement or, at the option of the party bringing the action or proceeding, the federal courts for New York. The parties agree that venue is proper in and waive any objection that they may now or in the future have to any action being brought in any of these courts, and agree not to plead or claim that any action brought in any of these courts has been brought in an inconvenient forum.  The parties further waive personal service of any summons, complaint or other process in connection with such action and agree that service may be made by any means permitted or prescribed in this Agreement for delivery of notices or by any means permitted by applicable law.

13.17. Public Statements or Releases.

Immediately after the execution and delivery of this Agreement, the parties will issue joint press releases in the form previously agreed.  Each of the parties hereto agrees that prior to the Closing no party to this Agreement will make, issue or release any public announcement, statement or acknowledgement of the existence of, or reveal the status of, this Agreement or the transactions provided for herein, without first obtaining the consent of the other party hereto.  Nothing contained in this Section 13.17 shall prevent either party from making such disclosures about this Agreement as such party may consider necessary to satisfy such party's legal or contractual obligations.

13.18.   Waiver of Jury Trial.

EACH PARTY HERETO WAIVES ITS RIGHTS TO A JURY TRIAL WITH RESPECT TO ANY ACTION OR CLAIM ARISING OUT OF ANY DISPUTE IN CONNECTION WITH THIS AGREEMENT, ANY AGREEMENT, CONTRACT OR OTHER DOCUMENT OR INSTRUMENT EXECUTED IN CONNECTION HEREWITH, OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

Article 14.   Glossary

14.1.   Defined Terms

As used in this Agreement, the following terms have the respective meanings set forth below:

Affiliate - a Person (1) that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, another Person, or (2) that beneficially owns or holds 5% or more of any class of the voting shares of another Person, or (3) 5% or more of the voting shares (or in the case of a Person that is not a corporation, 5% or more of the equity interest) of which is beneficially owned or held by another Person.  The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

Agreement - this Amended and Restated Asset Purchase Agreement, including the Exhibits hereto and the Seller Disclosure Schedule, as it may be amended from time to time in accordance with its terms.

Asset - any interest in any property of any kind, including money, wherever located, whether personal, real or mixed, whether tangible or intangible and whether or not reflected or of a nature that would be reflected in a balance sheet.

Assumed Contracts - the Real Property Tenant Leases, Equipment Leases, Miscellaneous Contracts, and IP Agreements.

Business Day - any day that is not a Saturday, Sunday or a permitted or required bank holiday in the State of New York and the Province of Ontario.

Buyer Material Adverse Effect - any material adverse effect on the Buyer's ability to perform its obligations under this Agreement and the Transaction Documents.

Common Shares -  means the common shares of the Seller, no par value.

Contract - any agreement, contract, lease, license, promissory note, conditional sales contract, indenture, mortgage, deed of trust, commitment, undertaking, instrument or arrangement of any kind, whether or not in writing, under which (in each case) any obligation is legally enforceable against any Person, Asset or right.  Without limiting the generality of the foregoing, any agreement, commitment, undertaking or arrangement of any kind with a Governmental Entity shall constitute a “Contract” whether it was entered into voluntarily or pursuant to applicable law or in settlement of a claim or possible claim by such Governmental Entity, or otherwise.

Environmental Laws - any common law or federal, state, provincial, local or foreign statute, treaty, convention, agreement, ordinance, rule, regulation, policy, guidelines, standards, Permit or Order, and all amendments thereto, and any administrative settlements, relating to the protection of human health, safety, wildlife or the environment, including, without limitation, all requirements pertaining to: (i) the manufacture, processing, distribution, use, handling, treatment, storage and disposal of Hazardous Materials; (ii) the reporting, investigation and remediation of Releases of Hazardous Materials into any media, including soil, groundwater, surface water and air; (iii) the health and safety of employees in the workplace or of any member of the public;  (iv) natural resources; (vi) wetlands;  and (vii) endangered or threatened species or habitats.

Environmental Liabilities - all past, present and future claims, of any kind or nature, contingent or otherwise, foreseeable or unforeseeable, suits, causes of actions, demands, losses, damages (including foreseeable and unforeseeable consequential damages, lost profits, lost rents, punitive damages, natural resource damages and diminution of property value), liabilities, fines, penalties, costs, taxes, charges, liens, judicial proceedings, orders, judgments, settlements, administrative proceedings (including notices of non-compliance, charges, directives, demands, requests for information, compliance orders and consent decrees), remedial actions and compliance requirements (including reporting, investigation, monitoring, response, abatement, restoration and cleanup), third party claims (including tort, personal injury, economic and property claims) and expenses (including reasonable attorney's fees and expenses, costs of defense, and costs of experts and consultants) related to or arising out of, indirectly or directly, in whole or in part, alleged violations of any Environmental Laws, any Releases of Hazardous Materials or the environmental condition of the Acquired Assets.

GAAP - generally accepted accounting principles consistently applied that are (a) consistent with the principles promulgated or adopted by the Financial Accounting Standards Board and its predecessors in effect for the applicable period of the Seller, and (b) such that a “big four” accounting firm would, insofar as the use of accounting principles is pertinent, be in a position to deliver an unqualified opinion as to financial statements in which such principles have been properly applied.

Governmental Entity - any federal, state, local, provincial or foreign government or any political subdivision thereof or any department, commission, board, bureau, agency, court, panel or other instrumentality of any kind of any of the foregoing.

Hazardous Material - any substance which is listed, regulated or defined as a hazardous substance, hazardous material, toxic substance, hazardous waste, hazardous chemical, carcinogen, mutagen, reproductive toxicant, explosive substance, corrosive substance, flammable or ignitable substance, or pollutant or contaminant under any Environmental Laws, including, without limitation, (i) radioactive substances; (ii) asbestos; (iii) radon gas; (iv) polychlorinated biphenyls (PCBs); (v) petroleum (including crude oil and any fractions thereof) and petroleum products, and any additives thereto (including MTBE); (vi) natural or synthetic gas or any mixture thereof, (vii) medical or infectious waste; (viii) lead-based paint; (ix) urea foam insulation; and (x) Microbial Matter.

Improvements - all plants, buildings, structures, fixtures and improvements of all kinds situated on the Listed Premises.

including - shall in each instance mean “including, but not limited to”;  the included items do not limit the scope of the more general terms, and the listed included items are covered whether or not they are within the scope of the more general terms.

Indebtedness - as applied to any Person, means (a) all indebtedness of such Person for borrowed money, whether current or funded, or secured or unsecured, (b) all indebtedness of such Person for the deferred purchase price of property or services represented by a note or other security, (c) all indebtedness of such Person created or arising under any conditional sale or other title retention agreement (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of specific property), (d) all indebtedness of such Person secured by a purchase money mortgage or other Lien to secure all or part of the purchase price of property subject to such mortgage or other Lien, (e) all obligations of such Person under leases that have been or must be, in accordance with generally accepted accounting principles, recorded as capital leases in respect of which such Person is liable as lessee, (f) any liability of such Person in respect of banker's acceptances or letters of credit, and (g) all indebtedness referred to in clauses (a), (b), (c), (d), (e), or (f) above that is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which such Person has otherwise assured a creditor against loss.

Intellectual Property - all patents, patent applications, trademarks, service marks, trademark and service mark registrations and registration applications, trade names, trade name registrations, logos, trade dress, domain names, copyrights, copyright registration applications, copyright registrations, technology, know-how, trade secrets, inventions, processes, formulas, techniques, and rights of publicity.

knowledge or to the knowledge of Seller or similar expressions - (i) with respect to any Person who is an individual, the actual knowledge of such Person, (ii) with respect to any other Person, the actual knowledge of the officers and directors or managers of such Person and other individuals that have a similar position or have similar powers and duties as the officers and senior management of such Person, and (iii) in the case of each of (i) and (ii), the knowledge of facts that such individuals should have after due inquiry.  For this purpose, “due inquiry” with respect to any matter means inquiry of and consultations with (A) the officers and directors or managers of such Person and other individuals that have a similar position or have similar powers and duties as such officers and directors or managers, (B) other employees of and the advisors to such Person, including legal counsel and outside auditors, who have principal responsibility for the matter in question or are otherwise likely to have information relevant to the matter, and (C) the shareholders or members owning more than five percent (5%) of the equity interests, by vote or value, of such Person.

Law - any law, statute, order, decree, consent decree, judgment, rule, regulation, ordinance or other pronouncement having the effect of law whether in the United States, any foreign country, or any domestic or foreign state, county, city or other political subdivision or of any Governmental Entity, including, without limitation, the Ontario Business Corporations Act (“OBCA”) and the Alberta Securities Commission (“ASC”).

Lien - any mortgage, deed of trust, Lien, lien, security interest, retention of title or lease for security purposes, pledge, charge, equity, claim, easement, right of way, covenant, condition or restriction, leasehold interest or any right of any kind of any other Person in or with respect to any Asset.

Microbial Matter - fungi, bacterial or viral matter which reproduces through the release of spores or the splitting of cells or other means, including without limitation, mold, mildew and viruses, whether or not such Microbial Matter is living.

Office Actions - those official actions of a relevant jurisdiction's patent and trademark office or other government intellectual property office.

Order - any judgment, order, decree, writ, injunction, ruling or opinion of any Governmental Entity or of any arbitrator or arbitration panel.

Permitted Liens - any Lien that (i) appeared on the Province of Ontario's Personal Property Security Act Registration schedules in respect of Ontario or Astris as of July 4, 2007, which schedules are attached to Section 14.1 of the Seller Disclosure Schedule, (ii) arises out of Taxes not yet due and payable or the validity of which is being contested in good faith by appropriate proceedings; provided that Permitted Liens shall not include (a) voluntary mortgages, deeds of trust, security instruments or other liens or (b) mechanics liens, tax liens, attachments, and similar liens.

Person - an individual, partnership, corporation, limited liability company, trust, association or unincorporated organization, or a Governmental Entity.

Prime Rate - the rate per annum (calculated on the basis of a 360 day year consisting of 12, 30 day months) at a rate per annum equal to the “Prime Rate” as set forth from time to time in The Wall Street Journal.

Release - any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, migration, leaching, placing, discarding, dumping or disposing of any Hazardous Material (including the Disclosed Materials) into the environment (including the abandonment of barrels, containers or other closed receptacles containing any Hazardous Materials (including the Disclosed Materials)).

Restricted Products - (i) MC250 POWERSTACK, LABCELL 50, LABCELL 200, BC500, TL5 TEST LOAD, TL6 TEST LOAD, E6 Generator, E7 Generator, and E8 Generator; (ii) any product substantially similar, in design or purpose, to those products listed in (i); and (iii) other products that compete with alkaline fuel cells or derivative products or applications.

Requirement of Law - any federal, state, local, provincial or foreign statute, law, regulation, Order, duty under common law or condition, term or requirement of any Permit, including in each case, without limitation, those relating to the environment, Hazardous Materials, employee health and safety, consumer protection, civil or human rights, labor relations, employment discrimination, zoning or buildings or their electrical, plumbing and other systems.

SEDAR - the System for Electronic, Data Analysis and Retrieval of the Canadian Securities Administration.

Seller Material Adverse Effect - any material adverse effect on (i) the business, financial condition, Assets or prospects of the Seller, Ontario or s.r.o. or (ii) the Seller's ability to perform its obligations under this Agreement and the Transaction Documents.

Seller Registered Intellectual Property - all of the Seller's, Ontario's and s.r.o.'s (i) patents and pending patent applications, including any and all extensions, continuations, continuations-in-part, divisions, reissues, reexaminations, substitutes, renewals, and foreign counterparts thereof; (ii) trademark registrations and pending trademark registration applications; and (iii) copyright registrations and pending copyright registration applications.

Side Letter - a side letter by and between the Seller and the Buyer, in form and substance satisfactory to the Buyer, pursuant to which Buyer shall be entitled to fifty percent (50%) of any proceeds attributable to the monetization of residual tax losses of the Seller and Ontario or Seller's or Ontario's business.

Subsidiary - any other Person in which another Person holds directly or indirectly a majority of the voting power or the ability directly or indirectly to designate, appoint or elect a majority of the directors or Persons performing similar functions, or that the second Person effectively controls directly or indirectly by any means or that is or under GAAP should be treated as a subsidiary in the second Person's financial statements.

Tax or Taxes and, with correlative meaning, Taxable or Taxing - any provincial, federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, good and services, use, transfer, registration, value added, excise, natural resources, severance, stamp, withholding, occupation, premium, windfall profit, environmental, customs, duties, real property, personal property, capital shares, net worth, intangibles, social security, unemployment, disability, payroll, license, employee, or other tax or similar levy, of any kind whatsoever, whether computed on a separate or consolidated, unitary or combined basis or in any other manner, including any interest, penalties, or additions to tax in respect of the foregoing, whether disputed or not, and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person.

Tax Return - any return, declaration, report, claim for refund, information return, or other document (including any related or supporting estimates, elections, schedules, statements, or information or any amendment thereof) filed or required to be filed in connection with the determination, assessment, or collection of any Tax or the administration of any laws, regulations, or administrative requirements relating to any Tax.

The following terms are defined in the sections referenced below.

Defined Term

Section

Accounts Receivable

1.1(b)

Acme

3.1(c)

Acquired Assets

1.1

Acquisition

Recitals

Affiliate

14.1

Agreement

14.1

ASC

14.1

Asset

14.1

Assumed Contracts

14.1

Assumed Employees

8.1(a)

Assumed Liabilities

2.1

Assumption Agreement

4.2(a)(x)

Board of Directors

5.2(b)

Business

Recitals

Business Day

14.1

Buyer

Preamble

Buyer Material Adverse Effect

14.1

Buyer's Assumed Environmental Liabilities

11.9(c)

Cash Purchase Price

3.1(a)

Claim

11.5(a)

Closing

4.1

Closing Date

4.1

Common Shares

14.1

Competing Transaction

7.14(a)

Confidentiality Agreement

13.2(a)

Consent

5.3(b)

Contract

14.1

Disclosed Materials

5.18(a)

Debentures

3.1(c)

Employee Plans

5.19(i)

Employment Agreements

4.2(a)(iv)

Environmental Laws

14.1

Environmental Liabilities

14.1

Equipment

1.1(c)

Equipment Leases

1.1(f)

Escrow Agent

3.3

Escrow Agreement

3.3

Exchange Act

5.3(b)

Excluded Assets

1.2

Excluded Liabilities

2.1

Fairness Opinion

5.30

Financial Statements

5.6(b)

GAAP

14.1

Governmental Entity

14.1

GSI

3.1(b)

Hazardous Material

14.1

Improvements

14.1

including

14.1

Indebtedness

14.1

Indemnified Party

11.5(a)

Indemnifying Party

11.5(a)

Intellectual Property

14.1

Interim Balance Sheet

5.6(a)

Inventory

1.1(d)

IP Agreements

1.1(j)

knowledge

14.1

Law

14.1

Legal Funds

3.3

Legal Opinion

9.10

Lien

14.1

Listed Premises

1.1(e)

LOI

13.3

Losses

11.1

Microbial Matter

14.1

Miscellaneous Contracts

1.1(i)

Minor Claims

11.4(b)

Most Recent Balance Sheet

5.6(a)

Non-Compete Period

8.8(a)

Nor Repayment

4.2(b)(ii)

Note

3.1(d)

OBCA

14.1

Office Actions

14.1

Ontario

Recitals

Ontario Common Shares

5.4(b)

Option

3.1(b)

Order

14.1

Original Agreement

Recitals

Owned Real Property

5.11(a)

Permits

1.1(n)

Permitted Liens

14.1

Person

14.1

Post-Closing Tax Period

11.1(d)

Pre-Closing Tax Period

11.1(d)

Prime Rate

14.1

Promotional Rights

1.1(g)

Proprietary Rights

1.1(h)

Proxy Statement

8.7(a)

Purchase Price

3.1(d)

Real Property Tenant Leases

1.1(e)

Release

14.1

Restricted Products

14.1

Requirement of Law

14.1

SEC

5.3(b)

SEC Documents

5.6(b)

Security Agreements

5.13(a)

SEDAR

14.1

Sedar Documents

5.6(d)

Seller

Preamble

Seller Disclosure Schedule

5

Seller Material Adverse Effect

14.1

Seller's Retained Environmental Liabilities

11.9(b)

Seller Registered Intellectual Property

14.1

Shareholder Approval

5.2(b)

Shareholders Meeting

8.7(c)

Side Letter

14.1

Specified Misrepresentation Claim

11.3(a)(i)

s.r.o.

Recitals

Straddle Period

11.1(d)

Subsidiary

14.1

Subsidiary Shares

1.1(q)

Tax or Taxes

14.1

Tax Claim

11.3(a)(ii)

Tax Return

14.1

Termination Fee

12.2(b)(i)

Tests

5.14(o)

Third Party

7.14(a)

Third Party Claim

11.5(a)

Transfer Taxes

13.1(a)

Transaction Documents

5.2

Waivers

4.2(a)(ix)

[Signature pages follow.]

IN WITNESS WHEREOF, the parties have executed this Amended and Restated Asset Purchase Agreement.

Seller:

ASTRIS ENERGI INC.

By: /s/ Jiri Noir

______________________________________________

Name: Jiri K. Nor

Title: President

Buyer:

MKU CANADA INC.

By: /s/ Atul Sabharwal

______________________________________________

Name: Atul Sabharwal

Title: President